May 12, 2017

File No. 812-14248

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

OPPENHEIMERFUNDS, INC.

OFI GLOBAL ASSET MANAGEMENT, INC.

OFI GLOBAL INSTITUTIONAL, INC.

OFI GLOBAL CHINA FUND, LLC

OPPENHEIMER DEVELOPING MARKETS FUND

OPPENHEIMER GLOBAL FUND

OPPENHEIMER GLOBAL OPPORTUNITIES FUND

OPPENHEIMER GLOBAL VALUE FUND

OPPENHEIMER INTERNATIONAL GROWTH FUND

OPPENHEIMER INTERNATIONAL SMALL-MID COMPANY FUND

OPPENHEIMER INTERNATIONAL EQUITY FUND

AMENDMENT NO. 7 TO AND RESTATEMENT OF AN APPLICATION

FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED, THAT WOULD GRANT AN EXEMPTION

FROM SECTION 17(a)(1) and (2) OF THAT ACT, AND PURSUANT TO SECTION 17(d)

OF THAT ACT AND RULE 17d-1 UNDER THAT ACT, SOLELY TO THE EXTENT

NECESSARY TO PERMIT CERTAIN JOINT TRANSACTIONS

Please direct all communications regarding this Application to:	Copy to:

Karl Egbert Dechert LLP 1900 K Street NW Washington, DC 20006 (202) 261-3300	Cynthia Lo Bessette OFI Global Asset Management, Inc. 225 Liberty St. New York, NY 10281 (212) 323-0200

Page 1 of 53 pages.

Exhibit Index is on page 46.

OppenheimerFunds, Inc., a Colorado corporation (“OFI”), OFI Global Asset Management, Inc., a Delaware corporation, (“OFI Global”), OFI Global Institutional, Inc., a New York corporation (“OFI Global Institutional,” and together with OFI and OFI Global, the “Initial Advisers”), OFI Global China Fund, LLC, a private investment vehicle organized under the laws of Delaware that relies on the exemptions from the definition of “investment company” under the 1940 Act provided by Section 3(c)(1) and/or 3(c)(7) thereof, (“OFI Global China Fund”), and Oppenheimer Developing Markets Fund, Oppenheimer Global Fund, Oppenheimer Global Opportunities Fund, Oppenheimer Global Value Fund, Oppenheimer International Growth Fund, Oppenheimer International Small-Mid Company Fund and Oppenheimer International Equity Fund, all Delaware business trusts (the “Trusts”), hereby submit this application (the “Application”) requesting an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions with respect to the Trusts, including their series, and any other existing or future registered open-end management investment companies or series thereof for which an Initial Adviser, or an Initial Adviser’s successor, or any person controlling, controlled by, or under common control with an Initial Adviser (an “OFI Affiliate”)[1] acts as investment adviser (such Initial Adviser or OFI Affiliate acting as investment adviser, an “Adviser”) (one existing Trust, the Oppenheimer Developing Markets Fund, is referred to as the “Initial Fund,”[2] and any Trusts and their other existing or future series and any other existing or future registered open-end management investment company or series thereof that may rely on the requested relief in the future is a “Future Fund” or collectively the “Future Funds,” and the Initial Fund and Future Funds are referred to in this Application as the “Funds” or individually as a “Fund”).[3] The Initial Advisers and the Trusts are referred to as the “Applicants” in this Application.

As described in this Application, the Funds desire to purchase and redeem limited liability company interests (“Interests”) of separately identified series of the OFI Global China Fund. OFI serves as the managing member of the OFI Global China Fund. The OFI Global China Fund has established one, and may establish in the future, more separately identified series (the “OFI Global China Fund Series”) to invest in class A Shares listed on People’s Republic of China (“PRC”) stock

[1]        For the purposes of the requested Order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]        The Initial Fund currently invests in the OFI Global China Fund.

[3]        Each entity that currently intends to rely on the requested relief has been named as an applicant in this Application. Each Fund that currently intends to rely on the requested relief has been identified as an Initial Fund in this Application. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application.

exchanges, rights to invest in such class A Shares, corporate or government bonds listed on PRC stock exchanges or traded in the over-the-counter markets of the PRC and warrants listed on PRC stock exchanges (together, “Chinese Securities”)[4]. Notwithstanding the foregoing, a security will only be a “Chinese Security” if it is subject to the quota systems described below (as such quota systems may be amended or altered from time to time). Each such OFI Global China Fund Series may invest in different Chinese Securities.[5] Each Fund, and Other Account (as defined below) managed by an Adviser, will invest in Interests of an OFI Global China Fund Series, and Interests in each OFI Global China Fund Series eventually are expected to be held by more than one Fund or Other Account managed by an Adviser. As described in this Application, the OFI Global China Fund will be the vehicle for investing in Chinese Securities, allowing the Funds, Other Accounts (as defined below) and separately managed accounts to obtain exposure to A Shares and other Chinese Securities and thereby a greater variety and number of Chinese companies than they otherwise could obtain.

Applicants request the Order to permit: (i) the Funds to purchase Interests of the OFI Global China Fund, (ii) the OFI Global China Fund to sell its Interests to the Funds which, in each case, may not be permitted by Sections 17(a) and 17 (d) of the 1940 Act, and Rule 17d-1 thereunder, due to the potential affiliations between the Funds and the OFI Global China Fund, and (iii) the Funds and Other Vehicles (as defined below) to engage in certain purchase or sale cross transactions in securities, which may not be permitted by Section 17(a) of the 1940 Act, or Rule 17a-7 thereunder, if the Funds or Other Vehicles become affiliates, or second-tier affiliates of each other as a result of their ownership or control of an OFI Global China Fund Series. If the requested Order is granted, the Adviser who would serve as the Funds’ investment adviser and the managing member of the OFI Global China Fund, and its personnel would be able to provide investment management services to the Funds and the OFI Global China Fund that would include advice concerning the Funds’ purchases and sales of Interests of the OFI Global China Fund. In addition, the Funds would be permitted to engage in certain cross transactions, as discussed below. For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of

[4]        The OFI Global China Fund will not invest in derivatives or in other pooled investment vehicles.

[5]        Initially, one OFI Global China Fund Series is contemplated. In the future, additional OFI Global China Fund Series may be established to invest in different issuers, or types, of Chinese Securities based generally on the particular characteristics of those issuers, or types, of Chinese Securities. For example, there may be an OFI Global China Fund Series focusing on smaller capitalization companies, another OFI Global China Fund Series focusing on mid-to-large capitalization companies and another OFI Global China Fund Series that invests in companies of all market capitalizations. Likewise, there may be an OFI Global China Fund Series focusing on only A Shares, another OFI Global China Fund Series focusing on Chinese fixed-income securities and another OFI Global China Fund Series that invests in a mix of A Shares, fixed-income securities and other Chinese Securities. Different investment characteristics or criteria, such as industry sectors or groupings, or company growth or income prospects, may be used in the future by other OFI Global China Fund Series. Applicants do not believe that separate Chinese regulatory approval would be required for the addition of new OFI Global China Fund Series, however, and are thus seeking relief for this structure even though only a single series is currently contemplated.

the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

I.	BACKGROUND
A.	Applicants
1.	The Advisers

The Advisers are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). OFI Global, a wholly-owned subsidiary of OFI, serves as the investment adviser to the Trusts and their series. OFI Global has entered into subadvisory agreements with OFI whereby OFI provides investment advisory services to the Trusts and their series. As investment adviser and sub-adviser, OFI Global and OFI’s activities are subject to the oversight of the Boards of Trustees of the Trusts (the “Board” or “Boards,” as applicable), at least a majority of whose members are not considered “interested persons” of the Trusts (as defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”). OFI Global’s and OFI’s business includes specializing in the management of global, international and developing markets equity portfolios, fixed income portfolios, currency portfolios and metals and mining portfolios. OFI Global Institutional, a wholly-owned subsidiary of OFI, provides investment advisory services to various types of clients, including endowments, trusts, pension plans, insurance company separate accounts, foundations, corporations, ERISA qualified retirement plans, foreign entities (including governmental entities, corporations, investment companies and pension plans).

OFI Global serves as investment adviser to the Initial Fund pursuant to an investment advisory agreement between OFI Global and the Initial Fund (the “Advisory Agreement”). OFI serves as sub-adviser to the Initial Fund pursuant to a subadvisory agreement between OFI Global and OFI. As the Initial Fund’s investment adviser and sub-adviser, OFI Global and OFI are responsible for making investment decisions for the Initial Fund and for administering the business and affairs of the Initial Fund. OFI Global is entitled, under the terms of the Advisory Agreement, to receive management fees from the Initial Fund at a specified rate. OFI Global is acting as an “investment adviser” for the Initial Fund within the meaning of Section 2(a)(20) of the 1940 Act, and serves as such pursuant to a contract subject to Section 15 of the 1940 Act. A wholly-owned subsidiary of OFI, OppenheimerFunds Distributor, Inc., acts as the principal underwriter and distributor of the Initial Fund.

Besides the Funds, the Advisers also manage or may manage collective investment trusts, private pooled investment vehicles and investment companies registered in other jurisdictions (the “Other Vehicles”), as well as separately managed accounts.[6] These Other Vehicles and separately managed accounts (together, the “Other Accounts”) may have similar investment objectives and strategies as the Funds, and investments in China are and will be an important aspect of many of their investment programs. These Other Accounts will invest in an OFI Global China Fund Series along with the Funds. Neither the Advisers nor any OFI Affiliate has a proprietary interest in any Other Account or Fund, except that the Advisers and certain of their officers and employees are shareholders of certain of the Funds. In addition, OFI contemplates making a nominal (i.e., not to exceed $1,000) investment in the OFI Global China Fund. OFI will acquire Interests in the OFI Global China Fund (or a series thereof) having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the OFI Global China Fund (or series thereof). The sole purpose of the proposed investment is to permit OFI, which serves as the managing member of the OFI Global China Fund, to serve as the tax matters partner of the OFI Global China Fund, which intends to be treated as a partnership for U.S. federal tax purposes. The tax matters partner of a partnership is responsible for signing the partnership’s annual tax return, and also would act on behalf of the partnership in the event of any audit proceedings with the U.S. Internal Revenue Service. In the absence of OFI’s investment, it is likely that the U.S. Internal Revenue Service would appoint a non-managing member partner of the OFI Global China Fund to serve as tax matters partner in an audit proceeding. In addition, absent such an investment by the OFI Global China Fund’s managing member, the tax matters partner could change from year-to-year, which may disrupt preparation of the OFI Global China Fund’s annual tax return. In light of the nominal amount of OFI’s investment as tax matters partner in Interests having rights, duties and obligations that are identical to Interests purchased by other investors, Applicants do not believe that OFI’s investment in the OFI Global China Fund poses any potential conflict of interest not addressed by the conditions herein.

2.	The Trusts

The Trusts are Delaware statutory trusts and are registered under the 1940 Act as open-end management investment companies.[7] The Initial Fund is currently organized as a distinct Trust. The Board of the Initial Fund currently consists of eleven members, nine of whom are Independent

[6]        The Applicants acknowledge that they are not seeking nor receiving relief with respect to the separately managed accounts.

[7]        The Initial Fund is the Oppenheimer Developing Markets Fund. There are a large number of other Funds, of which several focus on investments in the United States. In the future, if determined to be appropriate and in accordance with any such Funds’ (or any future Funds’) investment restrictions and consistent with their stated investment policies, these other Funds and their series may invest in an OFI Global China Fund Series. Any such investment will be made only in accordance with the terms and conditions of this Application.

Trustees. The Initial Fund’s investment strategy is to invest, under normal market conditions, at least 80% of its net assets in developing markets, which includes the securities of Chinese companies.[8] Several other Funds do not currently invest in Chinese companies but are not prohibited from doing so if consistent with their investment objectives, strategies and policies. Moreover, companies outside of China may seek to raise capital by listing on Chinese stock exchanges and offering Chinese Securities, making an investment in Chinese Securities through an OFI Global China Fund Series an appropriate investment for the other Funds.

3.	The OFI Global China Fund

The OFI Global China Fund filed a Certificate of Formation, effective as of August 14, 2013, and is organized as a limited liability company under the Delaware Limited Liability Company Act (the “DE LLC Act”)[9], with OFI as its managing member. The OFI Global China Fund will not offer its Interests to the public, but intends to rely on Regulation D under the 1933 Act and Section 3(c)(1) and/or 3(c)(7) under the 1940 Act for exemptions from those Acts.[10] As discussed in this Application, the OFI Global China Fund will be the entity that invests in and holds Chinese Securities; the OFI Global China Fund was named as the investing vehicle in OFI’s application to obtain a license to invest in China. Interests in the OFI Global China Fund will be sold only to the Funds and the Other Accounts. The Interests will generally not have voting rights, and thus the Funds and Other Accounts, as holders of Interests, will not have the ability to replace OFI as the managing member of the OFI Global China Fund.[11] In accordance with the DE LLC Act, the OFI Global China Fund may establish one or more separately identified OFI Global China Fund Series, and each Fund or Other Account may purchase interests of an OFI Global China Fund Series; if there is more than one OFI Global China Fund Series, a Fund or Other Account may invest in some or all of the different OFI Global China Fund Series. To the extent there is more than one OFI Global China Fund Series, each such series may invest in and hold a different set of Chinese Securities, with the Chinese Securities held by one OFI Global China Fund Series generally varying from those of other OFI Global China Fund Series based on different investment characteristics or criteria.[12] Due to repatriation restrictions

[8]        The Initial Fund’s investment strategies may change over time, subject to the requirements of the 1940 Act and the rules and regulations thereunder. The Initial Fund is not subject to any maximum or minimum amount that must be invested in China.

[9]        6 Del. C. Sec. 18-101 et. seq.

[10]        The OFI Global China Fund would not have a distributor or principal underwriter.

[11]        As investors in the OFI Global China Fund, the Funds and Other Accounts would be able to redeem their Interests as desired, subject to applicable repatriation restrictions discussed below. While these investment decisions will be made by the Advisers’ portfolio managers, a Fund’s continued investment in the OFI Global China Fund is subject to oversight by the Fund’s Board, as described in this Application.

[12]        See note 5 above. While some individual holdings of Chinese Securities may be common to two or more OFI Global China Fund Series, each OFI Global China Fund Series is expected to be unique.

discussed below, Interests in the OFI Global China Fund Series may not be redeemed by the Funds or Other Accounts more frequently than daily; and the monthly amount of aggregate net redemption proceeds repatriated out of the PRC cannot exceed twenty percent of total assets remitted into and invested in the PRC (“PRC assets”) of the OFI Global China Fund as of the end of the previous year, or such other amount specified by PRC regulations that may change from time to time.

No Adviser or OFI Affiliate will receive an advisory fee from an OFI Global China Fund Series used by the Funds.[13] It is not expected that an Adviser or an OFI Affiliate will receive fees for administrative services provided to OFI Global China Fund Series used by the Funds, because administrative services will be provided by an independent party. If, however, in the future administrative fees are proposed to be paid to an Adviser or an OFI Affiliate by OFI Global China Fund Series used by the Funds, any such administrative fees paid to an Adviser or an OFI Affiliate will only be paid upon a determination of a Fund’s Board made in accordance with condition 3 of this Application. The OFI Global China Fund does not have a board; its operations are overseen by its managing member, which is OFI or, in the future may be, an OFI Affiliate. The OFI Global China Fund engages service providers to support its operations, which may include (without limitation) an administrator, transfer agent, accountant, custodian, legal counsel and such other service providers as necessary for its operations.[14] The OFI Global China Fund will engage Shareholder Services, Inc., an OFI Affiliate, as its transfer agent in order to keep records of ownership of its shares and serve other administrative functions. No fees will be paid by the OFI Global China Fund to a transfer agent that is an OFI Affiliate except in accordance with condition 3. The OFI Global China Fund will not engage a distributor. No sales load, redemption fee, distribution fee or service fee will be assessed with respect to Interests issued by the OFI Global China Fund, except that the OFI Global China Fund will have the discretion to impose a redemption fee in accordance with applicable law or regulation for the purpose of offsetting brokerage, tax or other costs. Each series of the OFI Global China Fund will be audited.

As discussed below, for a variety of reasons it is not practical or economical for the Funds to invest a significant amount of assets directly in Chinese Securities. The OFI Global China Fund and the use of OFI Global China Fund Series allow the Funds, and Other Accounts, to gain dedicated exposure to Chinese Securities and the expanded investment opportunities that they represent.

B.	China A Shares and Other Chinese Investment Opportunities

[13]        The applicable Adviser would receive advisory fees (i) from a Fund pursuant to the Fund’s advisory agreement with such Adviser, or (ii) from Other Accounts pursuant to such Other Accounts’ advisory agreements with an Adviser, but the Advisers would not receive a separate advisory fee from the OFI Global China Fund Series for advising the same assets when invested in the OFI Global China Fund Series.

[14]        More information about the operations of the OFI Global China Fund and its custodial arrangements appears in Section 1.E. of this Application.

While the absolute amount that the Funds and Other Accounts will invest in Chinese Securities will vary over time, China’s importance has increased in the world economy. According to the October 2016 World Economic Outlook Database by the International Monetary Fund, China’s economic output represents approximately: 18% of world Gross Domestic Product (based on purchasing power parity).[15] China has increased its consumption of automobiles and other consumer products, as its middle class gets larger, and its consumption of raw materials to spur infrastructure spending and industrial development affects global supply/demand dynamics, as well as developed and emerging markets alike. At the same time, the number of investable companies has grown through partial privatizations and initial public offerings. The range of companies available for investment now includes the traditional partially state-owned enterprises as well as a myriad of entrepreneurial companies. A number of these companies are not otherwise accessible to foreign investors, as they list equity, debt and other Chinese Securities on exchanges or trade such securities in other markets that, for a variety of reasons discussed below, the Funds cannot readily invest in directly. In sum, the Advisers believe that China is a global growth driver and that the individual quality growth companies that exist there make it a natural, key part of their clients’ non-U.S. equity portfolios and, potentially, fixed income portfolios.

A significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges – the Shanghai, Shenzhen, and Hong Kong Stock Exchanges. The Shanghai and Shenzhen exchanges are located in mainland China, whereas the Hong Kong exchange is located in the Hong Kong Special Administrative Region. The shares of Chinese companies that are listed on the Hong Kong Stock Exchange trade in Hong Kong dollars. There are two categories of stocks that are listed on the Shanghai and Shenzhen exchanges. China “A Shares” trade in the currency of China, the renminbi (“RMB”); while the face values of “B Shares” are denominated in renminbi, B Shares trade in foreign currencies (the US dollar on the Shanghai exchange and the Hong Kong dollar on the Shenzhen exchange). Until 2002, the Chinese government restricted investment in China A Shares and other Chinese Securities to domestic (i.e., Chinese) investors. While the Chinese government has gradually liberalized foreign access to PRC securities markets, the Chinese government continues to strictly control the ability of non-Chinese investors to convert non-Chinese currency to and from renminbi and to repatriate profits earned in China in renminbi.

There are many fewer Chinese companies that have listed B Shares than those that have listed China A Shares: as of April 11, 2017, there were approximately 1,706 stocks listed as A Shares, and approximately 100 stocks listed as B Shares, with a combined market capitalization of approximately

[15]        Source: IMF World Economic database October 2016 edition: http://www.imf.org/external/pubs/ft/weo/2016/02/weodata/weorept.aspx?sy=2013&ey=2021&scsm=1&ssd=1&sort=country&ds=.&br=1&pr1.x=58&pr1.y=2&c=924&s=PPPSH&grp=0&a=

$4.54 trillion.[16] For these purposes, data for the China A Share market also includes smaller or emerging Chinese companies that do not list B Shares, and are not available to non-Chinese investors outside of the Qualified Foreign Institutional Investor (“QFII”) program and similar quota programs. As of December 13, 2016, the combined market capitalization of B Shares (approximately US$27.63 billion) is a fraction of that of A Shares (approximately US$4.51 trillion) and B Shares do not play any meaningful role in raising capital for Chinese companies. Indeed, no new B Shares have been listed since 2001.

While the Initial Fund currently invests in H Shares[17] and “red chip”[18] stocks, the ability to invest in China A Shares and other Chinese Securities will provide numerous additional investment opportunities for the Initial Fund, and Future Funds, that are consistent with their investment objectives and policies.[19] Far fewer Chinese companies have listed their stock as H Shares or as “red chips” than as A Shares; as of March 31, 2017, there were 220 H Share issues and 152 “red chip” issues[20] on the Hong Kong Stock Exchange. In addition, China A Shares of dually listed companies generally trade at a substantial premium over their H Share counterparts. Applicants believe the premium is largely due to the differences in the market characteristics of the Mainland and Hong Kong stock markets, such as different market environments, different groups of investors and the inconvertibility between A Shares and H Shares, causing the A Share and H Share prices of the same company to generally diverge.  For these reasons, A Shares are a much more attractive means to invest in Chinese companies than B Shares, H Shares or “red chip” stocks.”

Similarly to China A Shares, investments in other Chinese Securities have also been difficult to access, and for the same reasons. Rights to invest in other Chinese Securities have been subject to identical restrictions as China A Shares: non-Chinese investors may only invest in other Chinese Securities through the QFII program and certain specially created programs sponsored by the Chinese government described in more detail below. Bonds and warrants listed on PRC exchanges have not been available to non-PRC investors other than QFIIs and other specially designated non-PRC investors. In addition, certain potential investments, such as private placement bonds and bonds traded in the inter-bank bond market, have only become available for investment by non–PRC investors relatively recently.

[16]        Source: Shenzhen Stock Exchange: http://www.szse.cn/main/en/MarketStatistics/StatisticsBySecurities/; Shanghai Stock Exchange http://english.sse.com.cn/indices/statistics/trading/.

[17]        H Shares are shares of companies incorporated in Mainland China but listed on the Hong Kong Stock Exchange. H Shares trade in Hong Kong dollars.

[18]        “Red chip” stocks are listed and traded on the Hong Kong Stock Exchange, and are issued by companies based in Mainland China but incorporated outside of Mainland China.

[19]       Initially, the OFI Global China Fund may invest in only one or a limited number of Chinese Securities.

[20]       Sources: For H Shares, http://www.hkex.com.hk/eng/stat/smstat/chidimen/cd_hmb.htm. For “red chip” issues, http://www.hkex.com.hk/eng/stat/smstat/chidimen/cd_rcmb.htm.

C.	Non-Chinese Investment in Chinese Securities and Qualified Foreign Institutional Investors

Since 2002, the Chinese government has permitted certain non-Chinese investors to invest in China A Shares, and gradually has liberalized applicable rules to permit non-Chinese investors to invest in the other types of Chinese Securities. However, subject to limited exceptions, to do so a foreign investor must receive a license from PRC regulators and be allotted a quota, representing the amount in renminbi of Chinese Securities that the investor may purchase.

Under the QFII program, the license and quota are granted by the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”), respectively.[21] As of April 1, 2017, the CSRC had approved a total of 309 QFIIs in China.[22] OFI has obtained a QFII license and a quota so that it can invest in Chinese Securities on behalf of the Funds and the Other Accounts.[23] OFI received an initial quota of $200 million in late 2014, and has since obtained an additional $1.3 billion of quota.

The CSRC and SAFE traditionally required that an investment adviser seeking a QFII license and quota apply in its own name, although recently the regulators have permitted the application also to be in the name of a single fund managed by the adviser. If OFI were to seek a quota on behalf of each Fund and Other Account, it would have to apply separately on behalf of each Fund and Other Account, which would be burdensome because of the application process and would make it less likely that the Chinese authorities would grant OFI the license and quota, as the Chinese authorities focus on the experience, size, and qualifications of the applying adviser, not of its funds.[24] Moreover, while there may not be specific investment restrictions or limitations preventing a Fund or Other Account from seeking a quota individually, individual applications would generally not be practical or feasible for the Funds and Other Accounts. The CSRC and SAFE have set the minimum quota amount at $20 million, which is more than many Funds and Other Accounts would prudently invest in Chinese Securities based on such Funds’ and other Accounts’ current assets under management and investment strategies. Revisions to the program made in early 2016 generally favor applicants that are asset managers: non-China-focused managers (defined as a manager whose AUM is majority-managed outside of the PRC) are now entitled to a base quota of US$100 million plus 0.2% of the

[21]        As described in more detail below, QFIIs can now make a filing to receive a basic investment quota without prior approval by SAFE upon CSRC approval of a QFII license.

[22]        Source: http://www.csrc.gov.cn/pub/zjhpublic/G00306205/201511/t20151106_286098.htm

[23]        The Advisers bore the expenses of applying for the license and quota; these expenses will not be borne by the Funds or Other Accounts.

[24]        Applicants believe that the establishment of new OFI Global China Fund Series in the future would not require new approvals from the Chinese regulators because they would be series of the OFI Global China Fund named on the initial application. By contrast, establishing a new entity to serve the same function as a new series of the OFI Global China Fund would require a new application, and trigger the complications described in this Application.

average of their AUM over the past three years, minus any quota allocated under the similar renminbi qualified foreign institutional investor scheme. Funds and Other Accounts would not qualify for such treatment. The Advisers currently expect that each Fund or Other Account generally will allocate a relatively small portion of its investable assets to Interests of an OFI Global China Fund Series, as most Funds and most Other Accounts have broad mandates for which Chinese investment and Chinese Securities exposure would be relatively small based on current asset levels.[25] Finally, for many Other Accounts, an Adviser serves as a manager to only a portion of the account’s overall assets, and the Other Account may not have the desire, qualifications or personnel necessary to obtain a QFII license or quota on its own behalf.[26] Accordingly, the Advisers have established the OFI Global China Fund as the entity that will invest in and hold Chinese Securities on behalf of the Funds and Other Accounts.

In addition, the Chinese authorities may reduce or revoke a QFII’s quota if the QFII does not invest the full amount of its quota over a phase-in period, so that if any Fund or Other Account sought quota individually in an amount close to the $20 million minimum, it would risk losing that quota if it reduced its allocation to Chinese Securities or was subject to outflows requiring it to reduce its overall holdings.

These risks are reduced with the aggregation of Funds and Other Accounts in one vehicle since satisfying the minimum quota amount will be of less concern. Through April 10, 2017, the largest initial QFII quota amount recently approved per application for an asset management company that the Applicants are aware of was $400 million, although one asset manager has received an approximately $3 billion quota for the related RQFII program.[27] The quota, subject to the minimum quota amount of $20 million, serves as the maximum amount of new investment available to a license holder, since this is the upper limit of cash, when converted to Chinese renminbi, that a license holder can import into China to invest in Chinese Securities. However, while currency may not be acquired above the quota amount to make new investments, the market values of Chinese Securities holdings may fluctuate over time such that the total value of the holdings of the OFI Global China Fund may vary from the quota amount. Thus, if market movements cause the value of Chinese Securities held by the OFI Global China Fund to appreciate, the OFI Global China Fund would not be required to liquidate holdings and repatriate proceeds to reduce its total investment to the quota limit. Further, the OFI Global China Fund could continue to purchase additional Chinese Securities using the proceeds

[25]        Allocations to Chinese Securities may change over time. Further, Future Funds may include Funds with different investment mandates, including Funds focused on narrower geographic regions than the Initial Fund.

[26]        In many respects, these Other Accounts, like the Funds, engage the Advisers because of their experience and ability to not only make investment decisions but to provide administrative resources which they may not otherwise have. For example, QFII license holders must have a QFII compliance manager, and Funds or Other Accounts may not, on their own, have such experience or resources to satisfy these requirements.

[27]        Source: SAFE

from the sale of other Chinese Securities without regard for the quota limit. Conversely, notwithstanding that the Chinese authorities may reduce quota if the quota has not been fully used, Applicants do not believe that they would do so because of market depreciation in the value of OFI Global China Fund investments; however, the Chinese authorities likely would reduce the quota amount if the OFI Global China Fund repatriates proceeds from the disposition of investments that are not offset with the influx of equivalent capital. Per SAFE regulations, if the OFI Global China Fund principal investment is not remitted within one year from receiving the quota, the investment quota may be reduced or rescinded.[28] Quotas may also be removed if they remain unused after the first year: Chinese authorities have announced multiple reductions of the QFII quotas of asset managers during 2016.[29] The precise timing and investment interest for OFI Global China Fund would not be known until its portfolio manager(s) are able to assess their goals and plans in light of then-current market conditions, but the Advisers expect that they will be able to find appropriate investment opportunities for the OFI Global China Fund in the full amount of the quota granted.

Chinese foreign exchange regulations also impose significant restraints upon repatriation of assets from the PRC following an initial lock-up period of three months. Many Chinese Securities trade in highly liquid markets and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of such Chinese Securities.[30] Other Chinese Securities, such as Chinese corporate bonds, trade on less liquid over-the-counter markets, and their prices will not be reflected on a securities exchange. Proceeds from sales of portfolio investments in liquid or illiquid Chinese Securities may not be able to immediately be repatriated to a foreign investor such as the OFI Global China Fund. Accordingly, under condition 4, each Fund will treat its entire investment in the OFI Global China Fund as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity and will otherwise be subject to the limits described in Condition 4. Due to this limitation and the size of some of the Funds, it is not possible for some Funds to seek a quota individually. Further, if a Fund sought quota individually, it would not be possible to satisfy the Chinese regulatory requirement that a fund invest more than 70% of its assets in Chinese Securities, discussed below, in order to be considered an open-end China fund for which daily repatriation may be available.

Thus, seeking the QFII license and SAFE quota is feasible for OFI, on behalf of the Funds and the Other Accounts, only if the QFII application and any investment quota cover the Funds and Other Accounts in the aggregate, rather than on a Fund-by-Fund and Other Account-by-Other Account basis, and only if the Funds and Other Accounts aggregate their investments in Chinese

[29]        Source: SAFE

[30]        China A Shares, Chinese government bonds and Chinese warrants generally trade in highly liquid markets.

Securities.[31] Daily repatriation is limited to assets equal to net redemptions on a daily basis subject to an aggregate limit per month no greater than 20% of such a QFII’s PRC assets as of the end of the past year.

Because none of the Funds will invest 70% of its assets in Chinese Securities, none will be able to repatriate proceeds daily except as part of the OFI Global China Fund. Being able to repatriate proceeds daily, rather than monthly, by investing in the OFI Global China Fund, will enhance the portfolio liquidity of the Funds investing in Chinese Securities. Investment quota will be allocated to the OFI Global China Fund and the OFI Global China Fund will allow the Funds and the Other Accounts to redeem their interests daily, subject to the limitations above. The Advisers believe the Chinese authorities will consider the OFI Global China Fund to be open-end, thereby qualifying it to repatriate proceeds from sales of Chinese Securities daily.

For these reasons, the Funds and the Other Accounts seek to obtain their exposures to Chinese Securities through a pooled investment vehicle − the OFI Global China Fund. The OFI Global China Fund was named as the investing vehicle in OFI’s application for the QFII license of SAFE quota, and the OFI Global China Fund is the entity that invests in and holds Chinese Securities. The OFI Global China Fund invests substantially all of its assets in Chinese Securities, although it may devote a portion of its assets (i) to renminbi pending investment or for cash management and/or liquidity purposes; or (ii) to cash or cash equivalents for payment of expenses or for other purposes such as payment of redemption proceeds or holding cash pending conversion to renminbi.[32]

D.	Operations of the OFI Global China Fund and the OFI Global China Fund Series

Any Fund or Other Account seeking exposure to Chinese Securities will invest in the initial OFI Global China Fund Series or, if there is more than one OFI Global China Fund Series providing different exposures sought by the Fund or Other Account, may invest in more than one OFI Global China Fund Series. Each OFI Global China Fund Series will hold a different set of Chinese Securities, depending on the investment characteristics sought by the particular OFI Global China Fund Series. The DE LLC Act, under which the OFI Global China Fund is organized, explicitly provides for the

[31]        To qualify for daily repatriation, the OFI Global China Fund must be an open-end China fund, meaning that it must invest 70% of its assets in Chinese Securities and that its assets derive from a public offering, which Applicants believe would be the case since the Funds and certain Other Accounts established in other jurisdictions may be public funds as has been determined by the Chinese authorities, based upon the criteria noted above, and its review of OFI’s application. OFI, on its application, indicated it is applying for open-end status for the OFI Global China Fund. Since the OFI Global China Fund will permit periodic redemptions, Applicants believe that the Chinese authorities will consider it to be open-end. Once approved, daily repatriation will be available after an initial three-month lock-up period from the date the quota is invested in the Chinese market and for so long as the OFI Global China Fund’s operations remain in compliance with applicable Chinese regulations. The initial three-month lock-up period is imposed by Chinese regulations and is a representation related to the grant of quota. During the initial lock-up period, the OFI Global China Fund was not able to repatriate proceeds, but it was able to buy and sell different Chinese Securities subject to Chinese law.

[32]        The OFI Global China Fund will not retain cash, except as necessary for efficiently carrying out its business purpose as described in this Application.

creation of separate series of members, managers, limited liability company interests and assets.[33] In accordance with the DE LLC Act,[34] the OFI Global China Fund’s limited liability company agreement provides for the establishment of multiple series, with separate debts, liabilities, obligations and expenses, its records (as discussed further below) will be accounted for separately for each OFI Global China Fund Series, and notice of the limitation on liabilities of an OFI Global China Fund Series have been set forth in the OFI Global China Fund’s certificate of formation. Thus, and because the OFI Global China Fund’s limited liability company agreement does not provide to the contrary, the DE LLC Act provides that each OFI Global China Fund Series (holding distinct Chinese Securities) will have its own debts, liabilities, obligations and expenses, and such items will not be enforceable against any other OFI Global China Fund Series. Organizing the OFI Global China Fund under the DE LLC Act allows the assets of one OFI Global China Fund Series to be insulated from the liabilities of any other OFI Global China Fund Series.

Each Fund or Other Account investing in an OFI Global China Fund Series would hold Interests which, like beneficial interests of a trust or shares of a corporation, would represent a proportionate share of the OFI Global China Fund Series’ net assets and a proportionate claim on the OFI Global China Fund Series’ net income. Each Interest would have the same rights as any other Interest, and each Fund or Other Account, as a holder of the Interests of an OFI Global China Fund Series, will be treated identically. Each Fund or Other Account will purchase and sell Interests in an OFI Global China Fund Series on the same terms and on the same basis as each other Fund and Other Account that invests in that OFI Global China Fund Series. In addition, the OFI Global China Fund Series would not issue preferred interests. The administrator for the OFI Global China Fund would, on a daily basis, price the securities held by an OFI Global China Fund Series, sum their values, and deduct daily expenses payable by the OFI Global China Fund Series to arrive at a net asset value for the OFI Global China Fund Series. The OFI Global China Fund Series’ net asset value would then be divided by the total number of outstanding Interests, and an investor’s total holdings would be this per-Interest net asset value multiplied by the number of Interests held by the investor, with Interests in an OFI Global China Fund Series valued daily in accordance with the Funds’ valuation procedures, as described in more detail below.

[33]        Section 18-215 of the DE LLC Act.

[34]        Section 18-215(b) of the DE LLC Act provides: (b) Notwithstanding anything to the contrary set forth in this chapter or under other applicable law, in the event that a limited liability company agreement establishes or provides for the establishment of 1 or more series, and if the records maintained for any such series account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof, and if the limited liability company agreement so provides, and if notice of the limitation on liabilities of a series as referenced in this subsection is set forth in the certificate of formation of the limited liability company, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

Expenses of the OFI Global China Fund Series, which would include basic fees and expenses of service providers, such as the administrator, transfer agent, accountant, local custodian and legal counsel, would be charged to the OFI Global China Fund Series as a whole and accrued on a daily basis.[35] Brokerage commissions incurred by the OFI Global China Fund Series would, like those incurred by a registered investment company, be included in the cost of the underlying Chinese Securities, and thus would be reflected in any gain (or loss) on the OFI Global China Fund Series’ investments. In substance, the sharing of expenses of the OFI Global China Fund Series among the holders of its Interests would not differ from the sharing of expenses by a registered investment company among its shareholders. Similarly, the treatment of brokerage commissions by the OFI Global China Fund Series would be the same as if it were a registered investment company. OFI does not contemplate a need or reason to, and therefore would not charge advisory fees to the OFI Global China Fund Series used by the Funds; OFI Global and the other Advisers would still be entitled to receive applicable advisory fees from the Funds or Other Accounts.

The OFI Global China Fund Series will be administered and audited in a manner consistent with common private fund industry standards and practices. The OFI Global China Fund’s books and those of the OFI Global China Fund Series will be accounted for under standard accounting principles and in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and they will be audited annually by a nationally recognized and PCAOB-registered audit firm in accordance with U.S. Generally Accepted Auditing Standards (“GAAS”).[36]

The global custodian for the OFI Global China Fund will work closely with a local custodian in China, which will be a substantial institution with extensive experience in maintaining Chinese Securities for non-Chinese clients. Chinese Securities, when purchased for the OFI Global China Fund, will appear on the books and records of the Chinese depositary institution as “OppenheimerFunds, Inc. – OFI Global China Fund LLC” (or in a similar manner indicating both OFI’s QFII status and the OFI Global China Fund’s ownership) and maintained in an account at the OFI Global China Fund’s local custodian and global custodian in the same manner. The name of the

[35]        If there are multiple OFI Global China Fund Series, an expense of the OFI Global China Fund may be allocated to the different OFI Global China Fund Series pro rata based on relative assets or based on another allocation method that more fairly allocates the expense, depending on the nature of the particular expense and the reason it was generated. For example, an expense payable by the OFI Global China Fund that is based on assets may be allocated to the OFI Global China Fund Series based on the relative assets of the different OFI Global China Fund Series, whereas an expense that is based on the number of separate OFI Global China Fund Series may be more appropriately allocated equally to each OFI Global China Fund Series existing at the time the expense is incurred. In some cases, the expense may be de minimis and would not be allocated as it might otherwise be if the expense were larger. Ultimately, the allocation methodology will depend on the nature of, and reason for, the expense and the proper allocation of an expense will depend on the circumstances. In all cases, the allocation of the expenses will be fair and reasonable.

[36]        The GAAS standards applicable to the audit of the OFI Global China Fund would be the same standards as those applicable to a registered investment company. The Advisers represent that the audit would be performed by a firm meeting the same independence requirements as those applicable to the auditor of a registered investment company. Further, GAAP would apply to both the OFI Global China Fund audit and a registered investment company audit. Thus, critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the audit of the OFI Global China Fund.

OFI Global China Fund will thus appear in the records of the Chinese depositary institution on whose books the Chinese Securities appear and similarly on the books of the local custodian and global custodian. The local custodian will then establish subaccounts on its books to correspond with each OFI Global China Fund Series such that, to the extent there is more than one OFI Global China Fund Series, each such OFI Global China Fund Series will have a separate designation and subaccount on the records of the local custodian from that of any other OFI Global China Fund Series. Each such subaccount will correspond to a subaccount on the books of the global custodian for the OFI Global China Fund. The separately designated subaccounts will allow the OFI Global China Fund’s administrator to reconcile holdings for each OFI Global China Fund Series and to report out a value for such OFI Global China Fund Series to the Funds and, if requested, Other Accounts on a daily basis. As required by condition 7, the custodial arrangements for the OFI Global China Fund will be subject to Section 17(f) of the 1940 Act, and any applicable rules thereunder (including Rule 17f-5), as if the OFI Global China Fund were an open-end investment company.

Each OFI Global China Fund Series will have its own portfolio manager or portfolio management team at OFI who will be responsible for selecting particular Chinese Securities for investment by the OFI Global China Fund Series.[37] When a portfolio manager initially decides to purchase Chinese Securities for an OFI Global China Fund Series, the portfolio manager will place an order in the same manner he or she would for any other portfolio security for accounts investing in other jurisdictions. The portfolio manager’s order, along with any other orders in the same security placed by other portfolio managers of other OFI Global China Fund Series, if any, at or about the same time in accordance with the Advisers’ trade order aggregation and trade allocation policies and procedures (the “Trade Allocation Policy”), discussed below in this Application, will then be placed with a local Chinese broker, and executed on the relevant Chinese exchange.[38] On the evening of the trade date, trade confirmations for the executed order will be exchanged among the stock exchange, China Securities Depositary & Clearing Corporation Limited (“CSDCC”), the executing broker, OFI and the local custodian. The executing broker will send the trade execution confirmation to OFI and the local custodian after the market closes, and the local custodian will transmit a final settlement

[37]        The selection of particular Chinese Securities for an OFI Global China Fund Series is distinct from the decision to invest in the OFI Global China Fund Series, which will be made by portfolio manager(s) for the Funds and Other Accounts. The selection of particular Chinese Securities for an OFI Global China Fund Series will be made by the portfolio manager(s) for the OFI Global China Fund Series and overseen by OFI, as managing member of the OFI Global China Fund. A Fund’s decision to invest in an OFI Global China Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies. The Fund’s Board will oversee the Fund’s investment in the OFI Global China Fund in the same manner that it oversees the Fund’s other investments. The Fund’s Board will not have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an OFI Global China Fund Series. However, the books and records of the OFI Global China Fund will be available for inspection by the Funds and their auditors.

[38]        The OFI Global China Fund Series will not engage in cross trades between the OFI Global China Fund Series. In addition, the Funds and Other Accounts will not engage in cross trades of Interests of the OFI Global China Fund Series. A Fund or Other Account may redeem Interests in the OFI Global China Fund Series, subject to the Trade Allocation Policy, at or about the same time another Fund or Other Account purchases Interests in the OFI Global China Fund Series.

confirmation to the global custodian after settlement. In an overnight process, the CSDCC will effect the transfer of the securities by updating its position records, and OppenheimerFunds, Inc. – OFI Global China Fund LLC (or similar designation) will thereafter be recognized as the owner of the Chinese Securities. During this process, if the trade had been aggregated with trades for other OFI Global China Fund Series, the local custodian also will allocate the holding in accordance with instructions previously supplied by OFI, and will record the holding as a receivable on the books of the subaccount of the OFI Global China Fund Series. When the local custodian records the holding in the OFI Global China Fund Series’ records, the global custodian will also record the holding in the corresponding subaccount on its books. On the day following the trade date, cash that was in the OFI Global China Fund Series’ account at the local custodian will be transferred to the CSDCC, and the trade settled. Generally, procedures for disposing of Chinese Securities and recording the proceeds as cash will operate in the same manner, except in reverse and except as limited by the OFI Global China Fund’s ability to repatriate proceeds daily. At all times, the local custodian and the global custodian will recognize and separately identify cash and portfolio holdings in subaccounts for one OFI Global China Fund Series from cash and portfolio holdings in subaccounts for each other OFI Global China Fund Series.

With respect to Chinese fixed income securities, the OFI Global China Fund Series will follow the applicable trading and settlement process customary in the Chinese market. For exchange-traded bonds, the trading and settlement procedures are the same as those described above. With respect to over-the-counter transactions on the “interbank” market, portfolio managers will place trade orders with the local custodian, which will act as the settlement agent. The local custodian will then route the order through “Interbank Currency Trading System” on behalf of the Adviser. Once the trade order is received, the balance will be settled by the local custodian in the relevant settlement system. Settlement of the bond transactions at the CCDC/SHCH is simultaneously processed with cash settlement. Upon completion of the settlement, the local custodian updates the holding in the OFI Global China Fund Series’ records, and the global custodian will also record the holding in the corresponding subaccount on its books.

While the limited liability company structure and the provisions of the DE LLC Act provide protection for each OFI Global China Fund Series from the liabilities of each other OFI Global China Fund Series, the OFI Global China Fund and the OFI Global China Fund Series also do not expect to have significant liabilities. The largest potential creditors are expected to be OFI Global China Fund service providers such as the custodian, transfer agent, auditors and legal counsel. Administrative fees will only be paid to an Adviser or OFI Affiliate if they are determined, in accordance with condition 3 of this Application, to be non-duplicative. The service providers could be owed amounts from the OFI Global China Fund, but such service fees are not expected to represent a significant proportion of any OFI Global China Fund Series’ assets, and it would be unlikely that a service provider would find it economical to seek to collect fees from OFI Global China Fund Series that have not incurred the liability. Moreover, the service providers have relationships with the Funds and Other Accounts that would make a lawsuit potentially in conflict with the Funds’ or Other Accounts’ interests unlikely, and the service providers’ contracts will specifically limit their recourse to the assets of the OFI Global China Fund Series that has incurred the liability to the provider. An OFI Global China Fund Series in which a Fund invests will not borrow or engage in leverage.

The primary service providers to the OFI Global China Fund will enter into agreements with the OFI Global China Fund, on behalf of the OFI Global China Fund Series, under US law and containing provisions requiring disputes to be resolved in the US using US law and venue. In addition to a suit to recover liabilities from non-debtor OFI Global China Fund Series being unlikely, as noted above, in the event of such a lawsuit, a US court with proper jurisdiction should recognize and enforce the provisions of the DE LLC Act noted above to protect the assets of one OFI Global China Fund Series from the liabilities of another OFI Global China Fund Series. In sum, the Advisers do not believe there is a substantial risk that a creditor would succeed in using the assets of one OFI Global China Fund Series to satisfy the liabilities of another OFI Global China Fund Series.

As noted above, the QFII license is held by OFI, with the OFI Global China Fund also listed on the application. As such, OFI is permitted to purchase renminbi on behalf of the Funds and Other Accounts, up to the amount of quota granted, to acquire Chinese Securities that will then be held under the custodial arrangements described above, with the OFI Global China Fund listed on those accounts. Chinese regulators have focused on the experience, size and qualifications of OFI in determining whether to grant the license and quota, and should have less interest in the allocation of investments among OFI Global China Fund Series and their indirect allocations to Funds or Other Accounts. Nevertheless, there will always be a risk that disturbances to the Chinese legal or regulatory regime could make the OFI Global China Fund unable to dispose of investments or repatriate proceeds once invested. Further, OFI’s license could be modified at the discretion of the Chinese authorities, including for reasons beyond the control of OFI, and under current regulations, Chinese authorities can revoke a QFII license or reduce quota only if the QFII license holder is in violation of the regulations.[39] The QFII program is a limited exception, among others, from laws that otherwise limit investment in Chinese Securities to Chinese persons and, if the program or OFI’s license or quota limits are revoked or substantially changed for reasons beyond the control of OFI or the OFI Global China Fund, the OFI Global China Fund’s economic interests, and thus the Funds’ and Other Accounts’ economic interests, could be harmed. The QFII program has been operational since 2002, but its continuation depends on the continued willingness of the Chinese regulatory regime to accept

[39]        The applicable Chinese regulations currently provide, generally, that the QFII invest principal within twelve months of obtaining its license or its license is subject to revocation, and if the QFII invests less than its quota amount within twelve months of license issuance, its quota is subject to reduction. In addition, regulations provide that the quota may be revoked if its QFII license is revoked; it invests less than $20 million after twelve months; it withdraws principal so that less than $20 million remains in China; SAFE cancels its quota; and other circumstances as may be specified by SAFE from time to time.

foreign investment. The Chinese authorities could revoke OFI’s QFII license or reduce or eliminate its quota, in which case the OFI Global China Fund would be required to liquidate some or all of its holdings and be permitted to repatriate the proceeds back to the Funds and Other Accounts. If this were to happen, the Funds and Other Accounts would lose some or all of the opportunity to obtain exposure to Chinese Securities in the future under the existing license, but it is expected that they would not lose these proceeds.[40] Nonetheless, the risk that developments in the Chinese regulatory regime may adversely impact the Funds and the Other Accounts will be monitored by the Advisers, and will be disclosed in the Funds’ prospectus and disclosed in relevant documents applicable to the Other Accounts, to the extent the Fund’s or Other Account’s investment in the OFI Global China Fund Series is material to the Fund or Other Account.

The selection of the particular Chinese Securities for an OFI Global China Fund Series will be made by such series’ portfolio manager(s). Investment decisions to invest in an OFI Global China Fund Series will be made by the Fund’s or Other Account’s portfolio manager(s) to the extent discretion to make such an investment has been given to an Adviser. The selection of particular Chinese Securities for an OFI Global China Fund Series will be made by the portfolio manager(s) for the OFI Global China Fund Series and overseen by OFI, as managing member of the OFI Global China Fund. A Fund’s decision to invest in an OFI Global China Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies. The portfolio manager of a Fund may be able to obtain exposure to Chinese Securities, for the Fund, by investing in a fund managed by another manager with a QFII license, to the extent another fund permitted investment by a Fund.

However, Applicants do not believe that an investment in another fund provides the same investment opportunity or benefits as an investment for the Fund in an OFI Global China Fund Series. An investment in another fund would be managed by another investment adviser, following its investment techniques and strategies, which may differ from those of OFI and thus differ from the expectations of Fund shareholders who have chosen to invest with an Adviser. Moreover, an investment in another fund would be subject to the advisory fees payable to the other fund’s manager; by contrast, in accordance with Condition 2 to this Application, OFI and its affiliated persons will receive no incremental advisory fee in connection with the Funds’ investment in the OFI Global China Fund. A Fund’s Board will oversee the Fund’s investment in the OFI Global China Fund in the same manner that it oversees the Fund’s other investments. A Fund’s Board will not, however, have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an OFI Global China Fund Series.

[40]        In this sense, the Funds and Other Accounts would be at worst in the same position as they are before any quota is granted – with no ability to obtain exposure to Chinese Securities – unless Chinese authorities require holdings to be liquidated before the OFI Global China Fund can dispose of them in an orderly manner. However, Applicants are not aware of the Chinese authorities requiring such forced liquidations for other QFII license holders.

To the extent there is more than one OFI Global China Fund Series, allocations of Chinese Securities to different OFI Global China Fund Series, like allocations of other investment opportunities among Funds and Other Accounts, will be subject to the Advisers’ Trade Allocation Policy[41] (which includes detailed procedures related to trade aggregation and allocations), under the supervision of the Advisers and the Funds’ CCO, and compliance with the Policy with respect to the Funds will be overseen by the Funds’ Board.[42] Because orders may be placed by different portfolio managers of different OFI Global China Fund Series, there may be times when more than one portfolio manager seeks to purchase Chinese Securities of the same company. In such instances, as when making purchases of other securities, and because the Chinese markets may sometimes be closed at the time an OFI portfolio manager is deciding to place trades, the orders will generally be aggregated with those of portfolio managers for other OFI Global China Fund Series, if any, prior to their placement with the executing Chinese broker. The Trade Allocation Policy is designed to allocate trade executions among accounts (in this case, OFI Global China Fund Series) with the goal of treating each OFI Global China Fund Series fairly and equitably over time. The Trade Allocation Policy allows modification to standard allocation methodologies in certain instances, provided that modification is reported to the Adviser’s CCO.

OFI’s Trade Allocation Policy will generally operate the same for OFI Global China Fund Series participating in investment in Chinese Securities as they do for investments by the OFI’s clients in other markets and securities. To the extent that there is only one OFI Global China Fund Series, or where OFI Global China Fund Series are investing in securities of different companies, allocations among OFI Global China Fund Series may not be common. To the extent more than one OFI Global China Fund Series seeks to invest in Chinese Securities of the same company, OFI’s portfolio managers and its trading desk have experience using the Trade Allocation Policy, and extending the existing procedures to investments in Chinese Securities will not raise significant new issues. The Trade Allocation Policy will also be amended to apply when the OFI Global China Fund sells Chinese Securities on behalf of an OFI Global China Fund Series, in which case, to the extent that another Fund or Other Account does not desire to purchase interests from the OFI Global China Fund Series and the OFI Global China Fund Series needs to liquidate Chinese Securities to meet a redemption request, the OFI Global China Fund will hold cash on behalf of the selling OFI Global China Fund Series for eventual repatriation. Under QFII regulations, assuming that the daily repatriation of assets remains available to the OFI Global China Fund as an open-end fund, each day the OFI Global China Fund will be permitted to repatriate a certain amount of cash from the sale of portfolio holdings on

[41]        Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether the Trade Allocation Policy meets the standards applicable under either the 1940 Act or the Advisers Act.

[42]        The Initial Fund has the same CCO as the other Trusts and their series. If another registered investment company is established in the future that seeks to invest in the OFI Global China Fund, that Fund may have a different board and a different chief compliance officer.

behalf of the OFI Global China Fund Series. If a Fund redeems its Interests from an OFI Global China Fund Series and another Fund or Other Account purchases Interests from the OFI Global China Fund Series, the repatriation restriction will not apply. If, however, a Fund seeks to redeem its Interests from the OFI Global China Fund Series and there is no new investment in the OFI Global China Fund Series, the OFI Global China Fund Series may need to liquidate Chinese Securities to raise proceeds to satisfy the redemption request. While Chinese law will recognize the OFI Global China Fund as the holder of all cash available for repatriation, the procedures in the amended Trade Allocation Policy will be able to track which Fund(s) or Other Account(s) are entitled to receive repatriated proceeds in a given week, and which are not, by recording cash attributable to each Fund or Other Account in separate subaccounts on the books of the transfer agent of the OFI Global China Fund Series. The Trade Allocation Policy will be amended to reflect that cash proceeds received upon the sale of Chinese Securities, which will be recorded in the selling OFI Global China Fund Series’ subaccount at the local custodian, can only be repatriated to the Fund or Other Account making the redemption request necessitating the repatriation through that OFI Global China Fund Series; under the Trade Allocation Policy, no other Fund or Other Account will be able to access or repatriate these cash proceeds.

If more than one Fund or Other Account seeks to repatriate proceeds at or about the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests by the applicable portfolio manager(s) will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated pro rata among requesting Funds and Other Accounts, based on requested amounts. As noted above, once the cash proceeds have been allocated and recorded in the selling OFI Global China Fund Series’ subaccount, they can only be repatriated to the Fund or Other Account making the repatriation request. While each Fund or Other Account will have its own specific features and restrictions, the Advisers do not expect that any restrictions or regulations applicable to the Other Accounts will materially affect their repatriation needs, as compared to the Funds.

Access by the Funds and Other Accounts to the quota (i.e., to Chinese Securities) through the OFI Global China Fund Series is a limited opportunity and will be allocated in accordance with the Advisers’ Trade Allocation Policy. The Trade Allocation Policy, which the Advisers intend to amend to specifically address issues arising from the quota, will provide that, as with initial and secondary public offerings where OFI receives fewer shares of the offering than requested, Interests in an OFI Global China Fund Series will be allocated across eligible participating Funds and Other Accounts on a pro rata basis according to requested order size. Thus, when quota becomes available, portfolio managers for the Funds and Other Accounts, obtaining client approval if necessary, would submit indications of interest for Interests. These indications of interest will indicate the accounts for which Interests are sought and the amount of Interests sought, if available. If fewer Interests are available than requested by the portfolio managers of the Funds and Other Accounts, Interests generally will be allocated across participating accounts on a pro rata basis according to requested order size.

While the total assets of a Fund or Other Account may have an indirect bearing on the number of Interests sought by a portfolio manager (i.e., larger Funds may request more total Interests), Interests will be allocated according to requested order size and not directly by the overall size of the account. Factors that may bear on the amount of Interests requested by any particular portfolio manager for a Fund or Other Account will vary in each case, but may include, without limitation, consistency of the investment with the account’s objectives, policies and strategies, eligibility of the account to invest in the China OFI Global China Fund under applicable account guidelines or applicable law, the appropriateness of the investment in light of the objective, time horizon and risk management objectives, and whether the account’s liquidity position after the desired purchase will continue to maintain a level deemed to be adequate.

Notwithstanding the foregoing, the Trade Allocation Policy provides that a client account may not receive an allocation if, in the judgment of the Advisers, the cash balance in the client account will be insufficient to pay for the Interests; current portfolio attributes make an allocation inappropriate or less suitable; or account-specific guidelines, objectives, restrictions, tax, legal, regulatory or liquidity considerations, the allocation received is de minimis, or other account-specific factors make an allocation inappropriate or less suitable. Thus, these provisos may have the practical effect in some cases of increasing allocations to a Fund or Other Account based on the suitability for the Fund or Other Account of an investment in the OFI Global China Fund or based on the investment objectives, strategies and restrictions of the Fund or Other Account. For example, the Advisers may give increased allocations to Funds and Other Accounts that have investment strategies that focus on China, on Asia, or on emerging markets over Funds and Other Accounts that do not. The Advisers may in the future amend the Trade Allocation Policy expressly to provide priority access to quota to Funds and Other Accounts based on the suitability for the Fund or Other Account of an investment in the OFI Global China Fund or based on the investment objectives, strategies and restrictions, tax, legal, regulatory or liquidity considerations applicable to the Fund or Other Account. Nonetheless, the Advisers believe that allocations on these terms are fair and equitable to all Funds and Other Accounts because clients investing in some strategies (e.g., those focused on developed markets) would expect relatively less investment in China.

The Advisers, through the administration of their compliance programs, have experience with the Trade Allocation Policy and its operation in the context of initial public offerings and other limited opportunities, and expect that the allocation of Interests will be managed in a similar manner to the allocation of other limited opportunities. As discussed in this Application, the Trade Allocation Policy, which will govern allocations of Chinese Securities to different OFI Global China Fund Series, allocations of opportunities to invest in the OFI Global China Fund Series to Funds and Other Accounts and opportunities to repatriate proceeds from the sale of Chinese Securities and the redemption of Interests will be reasonably designed so that all such allocations are fair and equitable. The Trade Allocation Policy may be amended over time and is expected to allow modification to standard allocation methodologies in certain instances, provided that the modification is reported to the Advisers’ CCO. In any case, the Trade Allocation Policy and its application, like the allocation of other limited opportunities, will be under the oversight of the Advisers’ compliance department, and compliance with the Policy with respect to the Funds will be overseen by the Funds’ CCO and the Fund’s Board. As such, the Advisers’ CCO and the CCO of the Funds will review the adequacy of the Trade Allocation Policy and the effectiveness of its implementation.

The quota, as noted, may be reduced or revoked if the OFI Global China Fund does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the quota amount. The Advisers will not, however, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Interests of an OFI Global China Fund Series may cause the sale of Chinese Securities and the repatriation of proceeds that could impact the continued availability of the quota. In other words, the Advisers will not forego redeeming Interests in an OFI Global China Fund Series by a Fund simply because the sale results in the OFI Global China Fund investing less than the quota, and will make the investment decision to redeem Interests of OFI Global China Fund Series independent of quota considerations. Even if additional OFI Global China Fund Series are established in the future, the existence of additional OFI Global China Fund Series does not guarantee that quota will be maintained, and investment decisions will continue to be made independent of quota considerations.[43] The Advisers will also not take into consideration whether buying Interests in an OFI Global China Fund Series could affect the continued availability of the quota.

As noted above, additional series of the OFI Global China Fund may be created in the future. These additional series may be established to invest in different Chinese Securities based generally on the particular characteristics of those companies, for example by market capitalization, industry sectors or groupings, or company growth or income prospects, or other criteria. Any determination to create additional OFI Global China Fund Series would be driven by the investment focus, needs and objectives of investing Funds or Other Accounts, and the decision would be reached through an investment process supervised by OFI’s senior management and overseen by its compliance department. For example, if in the future additional Funds or Other Accounts were established with investment mandates that focused on different market capitalizations or company characteristics or narrower market segments or industries, it may be appropriate to establish additional OFI Global China Fund Series that share those attributes in order to provide those Funds or Other Accounts with

[43]        To the extent material to a Fund’s investment program, its registration statement will include a discussion of investment in Chinese Securities through the OFI Global China Fund, and the risks associated with the potential loss of quota if it is not maintained. Comparable disclosure, if deemed to be a significant investment strategy or method of analysis, will also be included in the Advisers’ Form ADV, Part 2A.

different or narrower mandates or more tailored opportunities to invest in Chinese Securities. Investments in any such new OFI Global China Fund Series would be available to any Fund or Other Account, and portfolio managers for the Funds or Other Accounts (under the oversight of the Advisers’ compliance departments and, in the case of the Funds, as part of the investment process overseen by the Funds’ Board) would determine if such an investment was appropriate for the Funds and Other Accounts.

Importantly, as discussed below, the establishment of any new OFI Global China Fund Series will not require any Fund or Other Account to redeem an investment to make quota available to the new series; quota will be made available to a new OFI Global China Fund Series, and thus Funds and Other Accounts investing in that series, only if it is otherwise available due to the investment decisions of portfolio managers made independent of quota considerations, or client outflows or terminations.

If the OFI Global China Fund adds a new Series, OFI will not reduce the amount of quota allocated to the initial OFI Global China Fund Series (or any other OFI Global China Fund Series in existence at the time). OFI will allocate quota to a new series only if quota is otherwise available at the time the new series is established. Thus, OFI would not redeem Interests in existing OFI Global China Fund Series to “free up” quota for a new series; rather, the new series would be established only if, due to decisions independent of quota considerations (such as investment decisions, client withdrawals or account closings), quota is otherwise available.[44] The allocation of available quota would then, as with new investments into the initial OFI Global China Fund Series, be subject to the Advisers’ Trade Allocation Policy and the compliance reviews thereunder, as described above.

If OFI determines that there is more internal demand for Interests than can be accommodated through its existing quota (which could result from the creation of additional OFI Global China Fund Series), OFI may seek an increase in quota, if it believes that it is otherwise appropriate and that it is reasonably likely that the Chinese authorities will grant such an increase.

As discussed above, the OFI Global China Fund, as a Delaware limited liability company, does not have its own board of directors or trustees. Because the OFI Global China Fund is designed, however, as a means to obtain exposure to Chinese Securities for investing Funds, the Fund’s Board

[44]        For example, there would be no quota to allocate to a new OFI Global China Fund Series, even if such a series was established, if: the initial OFI Global China Fund Series is fully invested up to the maximum quota granted to OFI; the portfolio managers for the Funds and Other Accounts do not seek to reduce their holdings and there is no reduction in overall assets of a Fund or Other Account which would lead its portfolio managers to rebalance the portfolios by redeeming Interests); and no Fund or Other Account terminates an Adviser’s services. If, however, portfolio managers seek to reduce exposure to Chinese Securities independent of quota considerations and redeem Interests, quota would then become available. Similarly, if a Fund or Other Account terminated an Adviser’s advisory services, quota would become available. This quota would then be available equally to the initial OFI Global China Fund Series and any additional series, and thus to investing Funds or Other Accounts in each such OFI Global China Fund Series, and it would be allocated between series based on the Advisers’ Trade Allocation Policy, which is described above. In this manner, even if a Fund or Other Account had no interest in acquiring Interests of a new OFI Global China Fund Series (for example, if the focus of that series was not suitable for a Fund’s or Other Account’s investment objective), each Fund or Other Account would still have equal opportunity to acquire additional quota and exposure to Chinese Securities because it could seek exposure to the series most suitable to it.

will oversee OFI’s management and operation of the OFI Global China Fund Series invested in by the Funds.[45] The Fund’s Board would not, however, have oversight responsibilities for, or any legal obligation to, the OFI Global China Fund itself, or to any of the Other Accounts. Investments in the OFI Global China Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies. The Fund’s Board will oversee the Fund’s investment in the OFI Global China Fund in the same manner that it oversees the Fund’s other investments. The selection of particular Chinese Securities for an OFI Global China Fund Series will be made by the portfolio manager(s) for the OFI Global China Fund Series, however, and will be overseen by OFI, as managing member of the OFI Global China Fund.

Interests in an OFI Global China Fund Series used by the Funds will be valued daily in accordance with the Funds’ valuation procedures as approved by the Funds’ Board and in accordance with Section 2(a)(41) of the 1940 Act. Chinese Securities generally trade in liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of Chinese Securities. As noted in this Application, proceeds from sales of Chinese Securities cannot be immediately repatriated to the OFI Global China Fund and thus to a Fund. In accordance with delegated authority from the Fund Board and consistent with the Funds’ valuation procedures, the Adviser’s Valuation Committee, as it does for all securities held by the Fund, will consider all relevant facts and circumstances, including (if relevant) the length of time before proceeds can be repatriated, and determine if market quotations are unavailable or have become unreliable, in which case the Valuation Committee will determine the fair value in accordance with Section 2(a)(41) of the 1940 Act.

Under the Funds’ valuation procedures, the market values for foreign, exchange-traded equity securities, such as certain Chinese Securities, are provided by a third party pricing vendor and are generally determined based upon the last sale price on the principal exchange on which the security is primarily traded as reported by that exchange at its trading session ending at or most recently prior to the time at which the Fund calculates its daily net asset value. The foreign currency price reported from the exchange will be converted daily to U.S. dollars based on the spot exchange rate determined most recently prior to the time at which the Fund calculates its daily net asset value. The Funds value any exchange traded securities for which market quotations are unavailable or have become unreliable at that security’s fair market value in accordance with Section 2(a)(41) of the 1940 Act.

[45]        If another registered investment company is established in the future with a different Board of directors/trustees than the Trusts, and that investment company, or its series, invests in the same OFI Global China Fund Series invested in by the Funds, both boards will oversee OFI’s management and operation of that OFI Global China Fund Series to the extent required to oversee the Funds’ investment in the OFI Global China Fund. Like the Funds’ Board, that separate board would not, however, have oversight responsibilities for, or any legal obligation to, the OFI Global China Fund itself, or to any of the Other Accounts, including to any Funds it does not oversee. If a new registered investment company is established, common issues could be overseen by both boards, much like the oversight provided by different boards in fund complexes that have established board “clusters.” At the same time, each board would oversee the investments made by the Funds under their oversight in the OFI Global China Fund in the same manner that they would oversee other investments by those Funds.

As discussed in this Application above, the OFI Global China Fund’s holdings will be maintained by a local custodian who will work closely with the global custodian. These custodial arrangements, insofar as they relate to OFI Global China Fund Series used by the Funds, will be overseen by the Funds’ Board, as if the local custodian was providing services directly to the Funds. Thus, in conformity with Rule 17f-5 under the 1940 Act, Chinese Securities held by OFI Global China Fund Series used by the Funds will be held by an Eligible Foreign Custodian, as defined in that Rule, which will be overseen by the global custodian and the Funds’ “Foreign Custody Manager.”[46] The Foreign Custody Manager will, as is the case with the Funds’ direct investments in other foreign jurisdictions, be responsible for monitoring the local custodian, for determining that the Chinese Securities will be subject to reasonable care, based on standards applicable to custodians in China, and for providing periodic reports to the Board. The Foreign Custody Manager will ensure that the arrangement with the local custodian is governed by a contract meeting the standards of Rule 17f-5 as if the Funds held Chinese Securities directly.

Essentially, although the local custodian will be directly providing services to the OFI Global China Fund Series used by a Fund, and not the Fund directly, each Fund and that Fund’s Board will have substantially equivalent rights to an arrangement under which the local custodian was directly holding assets of the Fund. While this arrangement may have collateral benefits for the OFI Global China Fund itself and for Other Accounts, the Fund’s Board would not have oversight responsibilities for, or any legal obligation to, the OFI Global China Fund itself, or to any of the Other Accounts.

As noted above, the Chinese Securities held by the OFI Global China Fund will be maintained with a foreign securities depository – the CSDCC – which will recognize the OFI Global China Fund as the owner of the Chinese Securities. These arrangements, insofar as they relate to Chinese Securities held by an OFI Global China Fund Series used by the Funds, will be effected in conformity with Rule 17f-7 under the 1940 Act, as if the Funds’ holdings were directly maintained with the CSDCC. Thus, the CSDCC will have to qualify as an eligible securities depository; the arrangements will be subject to risk-limiting safeguards that include risk reporting by the primary custodian to the Board, as if the Funds’ assets were maintained with the CSDCC; the primary custodian (or its agent) will be responsible for monitoring the custody risks associated with maintaining assets with the CSDCC on a continuous basis, and promptly notifying the Board and the Advisers of any material change in these risks; and the arrangements will be overseen by the Funds’ Board. Essentially, although the assets of the OFI Global China Fund Series will be maintained with the CSDCC, and not the Funds’ assets directly, the arrangements will be monitored and reports provided to the Board as if it were the Funds’ assets maintained directly with the CSDCC. While this

[46]        The Other Accounts and Future Funds may have different global custodians. To the extent the OFI Global China Fund uses a different global custodian than that used by the Funds, the Funds’ global custodian or Foreign Custody Manager would oversee the OFI Global China Fund’s global custodian as well, and the Board would continue to have oversight of the OFI Global China Fund’s global custodian as if that global custodian provided services directly to the Funds.

arrangement may have collateral benefits for the OFI Global China Fund itself and for Other Accounts, the Fund’s Board would not have oversight responsibilities for, or any legal obligation to, the OFI Global China Fund itself, or to any of the Other Accounts.

In the event that an Adviser is terminated as investment adviser to a Fund[47] or a Fund is reorganized into a fund managed by a different manager,[48] the Fund would lose its access to the OFI Global China Fund, although it may not be able to liquidate its position in the OFI Global China Fund immediately, due to repatriation restrictions, it would be permitted to retain investments in the OFI Global China Fund for a reasonable time period. OFI will not force the immediate sale of Chinese Securities to raise proceeds for any Fund’s redemption from the OFI Global China Fund (if so desired by the successor manager or manager of the acquiring fund) if it would cause harm to the Fund. In the event an Adviser is terminated as adviser to any Fund, the Adviser will act in good faith to accomplish the orderly transition of the Fund’s advisory services, and would work with the successor manager to seek to transfer holdings in Chinese Securities to another manager, if desired by the successor manager.[49] Any such transition would be overseen by the Fund’s Board.

E.	The Requested Relief

Applicants hereby request, subject to the terms and conditions set forth herein, that the Commission issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions.

II.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The proposed transactions involving the Funds, the OFI Global China Fund and the Advisers may involve Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, depending on

[47]        The Chinese authorities do not permit the transfer or assignment of a QFII license or quota to a third party, as the Chinese authorities would require that, prior to any transfer, the new manager apply for, and receive, a license and quota based on its own experience and capabilities. In the case of a change of control, a QFII is required to make a filing within five days with the Chinese authorities and if the change of control leads to a significant change to the QFII license holder’s qualifications or its investment strategy or plan previously filed with the Chinese authorities, the Chinese authorities would likely exercise discretion to determine on a case-by-case basis whether the QFII continues to be qualified to hold the license and quota.

[48]        In the case of a reorganization of a Fund into a fund managed by a different manager, such a reorganization would typically require approval by the boards of both funds and shareholders of the target fund. If material to the approval, the liquidation of Interests and loss of exposure to Chinese Securities would be disclosed to and considered by the relevant parties before providing their approvals.

[49]        In light of the Chinese regulatory regime and depending on who the successor manager is, such a transition may take some time or may not be feasible, in which case OFI would work with a Fund’s successor manager to liquidate Chinese Securities investments and return capital to the Fund in a timely and cost-effective manner.

whether such entities are affiliated persons of one another as defined in Section 2(a)(3) of the 1940 Act and depending on the nature of the transactions.

A.	Sections 17(a) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security (other than any security of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) to, or purchase any security from, such investment company.

Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:

(1)	The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2)	The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and
(3)	The proposed transaction is consistent with the general purposes of [the 1940 Act].

Section 2(a)(3) of the 1940 Act provides:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;(B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”[50] It is expected that one or more Funds and Other Vehicles will own at least 5% and, potentially, more than 25% of the Interests of the OFI Global China Fund or an OFI Global China Fund Series. While Interests of the OFI Global China Fund will be non-voting interests, a Fund

[50]        Although control is presumed where a person owns beneficially more than 25 per centum of the voting securities of a company, and presumed not to exist where a person does not beneficially own 25 per centum of a company’s voting securities, as potentially a significant holder of Interests of an OFI Global China Fund Series, even if ownership is of non-voting securities, a Fund or Other Account may be deemed to “control” such OFI Global China Fund Series and potentially the OFI Global China Fund, depending on the size of the holding relative to other investments in the OFI Global China Fund.

or Other Vehicle could be deemed to be an affiliated person of the OFI Global China Fund or an OFI Global China Fund Series by virtue of its power to exercise a controlling influence over the management or policies of such entities under Section 2(a)(3)(C). Furthermore, as the investment adviser to the Funds, the Advisers are affiliated persons of the Funds that they advise under Section 2(a)(3)(E) and, because an Adviser or OFI Affiliate will be the managing member of the OFI Global China Fund, the OFI Global China Fund or OFI Global China Fund Series may be deemed to be under the Adviser’s control under Section 2(a)(3)(C), resulting in the OFI Global China Fund being deemed an affiliated person of an affiliated person of the Funds.[51] Since the Funds and the OFI Global China Fund may share a common investment adviser, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of Section 2(a)(3)(C). If a Fund and the OFI Global China Fund are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the OFI Global China Fund to the Funds, and the redemption of such Interests by the Funds, would be prohibited under Section 17(a) of the 1940 Act unless the requirements of Section 17(b) of the 1940 Act are satisfied.

In addition, if a Fund was deemed to be an affiliate of the OFI Global China Fund or an OFI Global China Fund Series by virtue of its holdings or its power to exercise a controlling influence over the management or policies of such entities, and an Other Vehicle was also deemed to be an affiliate of the OFI Global China Fund or an OFI Global China Fund Series for the same reason, the Fund and the Other Vehicle could be deemed to be second-tier affiliates of each other. The Funds and Other Vehicles have portfolio holdings besides the Interests and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Vehicle. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Vehicles, when appropriate and the conditions of the Rule are otherwise satisfied. However, if a Fund and an Other Vehicle were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the OFI Global China Fund or an OFI Global China Fund Series, purchase or sale transactions between the Fund and the Other Vehicle involving portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.[52]

[51]        If an OFI Affiliate is the managing member of the OFI Global China Fund, any such affiliate will be an affiliate of the other Advisers. Arguably, in such instance, the Funds and the OFI Global China Fund will not share an investment adviser, but rather affiliated advisers, such that the Fund and the OFI Global China Fund would not be second-tier affiliates of each other through this relationship. However, the potential ownership and control affiliations would remain and to avoid any questions as to compliance with Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, the Applicants are seeking the relief requested herein.

[52]        Rule 17a-7 under the 1940 Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment

B.	Sections 17(d) and Rule 17d-1 Thereunder

Section 17(d) of the 1940 Act provides in pertinent part:

It shall be unlawful for any affiliated person of ... a registered investment company ... or any affiliated person of such a person ... acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person ... or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 thereunder provides in pertinent part that:

(a)	No affiliated person of or principal underwriter for any registered investment company... and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.
(c)	“Joint enterprise or other joint arrangement or profit-sharing plan” as used in this section shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to section 15 of the Act.

In the event that the Funds (by purchasing Interests in the OFI Global China Fund), OFI (by managing the portfolio securities of the OFI Global China Fund and the Funds at the same time that the Funds are invested in Interests of the OFI Global China Fund and/or by providing a nominal tax matters partner investment in the OFI Global China Fund), and the OFI Global China Fund (by selling its Interests to, and redeeming its Interests from, the Funds) could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment advisor or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

Rule 17d-1 thereunder, the Applicants request the Order solely to the extent necessary to permit certain joint transactions, as described in this Application.

Subsection (b) of Rule 17d-1 provides that, in passing upon applications made under such Rule, the Commission will consider whether the participation by the investment company in the joint enterprise or arrangement is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

C.	Section 6(c)

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In sum, Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

III.	IN SUPPORT OF RELIEF REQUESTED
A.	General

For the reasons set forth below, the Applicants believe that the creation of the OFI Global China Fund, and the investment by the Funds in Interests of the OFI Global China Fund Series, will be appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

The OFI Global China Fund and its series structure will allow the Funds to obtain exposure to Chinese Securities and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. Further, the OFI Global China Fund Series structure (to the extent more than one OFI Global China Fund Series is established) will allow each Fund or Other Account to select portfolio investments suited to the investment mandate and investment style of the particular Fund or Other Account, increasing the benefits of investing in Chinese Securities. Because the initial OFI Global China Fund Series, and any future OFI Global China Fund Series, will be managed by OFI portfolio managers, the portfolio managers of the Funds and Other Accounts, who, in some cases, may be the same individuals that manage the OFI Global China Fund Series, will be able to evaluate the types of investments made by the OFI Global China Fund Series when evaluating whether to invest in the OFI Global China Fund Series.[53]

The OFI Global China Fund Series structure will provide flexibility to establish different OFI Global China Fund Series managed to invest in different Chinese companies based generally on the particular characteristics of those companies. For example, securities of companies with different market capitalizations can be purchased by different OFI Global China Fund Series. The establishment of different OFI Global China Fund Series will allow the portfolio manager of each Fund or Other Account to invest in an OFI Global China Fund Series more suited to the Fund’s or Other Account’s investment needs. For example, if OFI Global China Fund Series are established to focus on A Shares of companies with different market capitalizations, a Fund with an investment strategy focused on international small cap issuers may invest in an OFI Global China Fund Series focused on smaller capitalization companies, and forego investment in OFI Global China Fund Series that focus on larger capitalization issuers. A Fund could also invest in multiple (to the extent established) OFI Global China Fund Series to further tailor its particular exposures to Chinese Securities.

The OFI Global China Fund Series structure will allow OFI Global China Fund expenses to be charged more directly to the OFI Global China Fund Series that incur the expenses, rather than across the entire pool.[54] For example, an OFI Global China Fund Series that engages in fewer portfolio transactions will expect to incur lower brokerage and transaction costs than an OFI Global China Fund Series with more portfolio transactions, and the structure allows such expenses to be charged only to the OFI Global China Fund Series that incur the expense. To the extent other

[53]        As noted above, Applicants do not believe that an investment in a fund managed by another manager provides the same investment opportunity or benefits as an investment in the OFI Global China Fund Series, since the OFI Global China Fund Series will be managed by OFI in accordance with techniques and strategies familiar to and expected by Fund investors. Moreover, investments in other managers’ funds would be subject to advisory fees not applicable to the OFI Global China Fund.

[54]        The OFI Global China Fund Series, to the extent more than one is established, would hold distinct assets and will be like the different series of a series investment company, such as series of the Trusts, which is relatively common, and unlike investments in different classes of a fund, which have rights to a common pool of assets.

expenses are generated by a particular OFI Global China Fund Series’ activities, such as accounting fees, those expenses will be charged only to that OFI Global China Fund Series, rather than across all of the OFI Global China Fund’s assets, which might include OFI Global China Fund Series that do not benefit from the services generating the expense. Each Fund’s or Other Account’s Interests in a particular OFI Global China Fund Series would, however, be subject to a proportionate amount of expenses incurred by the OFI Global China Fund Series, like shareholders of a mutual fund.

The OFI Global China Fund Series structure will be subject to significant safeguards. Investments in Chinese Securities through an OFI Global China Fund Series will be subject to the Advisers’ Trade Allocation Policy, under the supervision of the Advisers’ and the Funds’ CCO, and compliance with the Policy with respect to the Funds will be overseen by the Fund’s Chief Compliance Officer and the Fund’s Board. The Trade Allocation Policy requires OFI to take reasonable steps to make sure that allocations among the OFI Global China Fund Series are fair and equitable over time, and provide for review and testing. OFI believes that the extension of the existing Trade Allocation Policy could be applied to the OFI Global China Fund Series with equal effectiveness and efficiency.

Investment decisions concerning investment by the Funds and Other Accounts in the OFI Global China Fund Series will also be subject to the Trade Allocation Policy, under the supervision of the Advisers’ and the Funds’ CCO, and compliance with the Policy will be overseen by the Funds’ Board. The Trade Allocation Policy will be amended to address issues arising from the allocation of quota to Funds and Other Accounts through their investments in OFI Global China Fund Series, and will be designed in a manner to permit, under the supervision of the Advisers’ and the Funds’ CCO, investments in OFI Global China Fund Series generally to be allocated pro rata across eligible accounts interested in the investment opportunity based on requested order size, except as noted above. The repatriation of proceeds from the OFI Global China Fund Series will also be subject to comparable procedures, described above. Further, the establishment of any new OFI Global China Fund Series will not require any Fund or Other Account to redeem an investment to make quota available to the new series, as described above.

With the exception of the initial allocation to the Oppenheimer Developing Markets Fund, which will be consistent with the Trade Allocation Policy, the Advisers do not currently expect any Fund or Other Account to receive priority for obtaining quota by investing through an OFI Global China Fund Series.[55] However, if, in the future, the Advisers determine that certain Funds or Other Accounts should have priority, such allocation will take place only in accordance with the Trade Allocation Policy. Moreover, the Advisers will not, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Interests of an OFI Global China Fund

[55]        The Applicants acknowledge that they are not requesting or receiving any exemptive relief with respect to this initial allocation as part of the Application.

Series may cause the sale of Chinese Securities and the repatriation of proceeds that could impact the continued availability of the quota. The Advisers will also not take into consideration whether buying Interests in an OFI Global China Fund Series could affect the continued availability of the quota.

In addition, each investing OFI Global China Fund Series will have a separately identifiable account on the books of the OFI Global China Fund’s local custodian and global custodian, recognizing the particular Chinese Securities held by the OFI Global China Fund Series. Each OFI Global China Fund Series’ account will be identified in the OFI Global China Fund Series’ name on the records of the local custodian and the global custodian, and will be treated by the custodians as separate subaccounts with identifiable assets and liabilities that will not be commingled with other subaccounts. As for many other private funds that use separate accounts for different investors, the limited liability company agreement for the OFI Global China Fund provides that the holdings in one account will not benefit another account, and no account will have rights to any other account. Applicants believe that these separately identifiable accounts should be sufficient to establish limited liability under the DE LLC Act.[56]

Under the DE LLC Act, the assets of one OFI Global China Fund Series will not be available to satisfy the liabilities of another OFI Global China Fund Series. The OFI Global China Fund’s constituent documents, such as its limited liability company agreement, contain provisions permitted by the DE LLC Act to treat each OFI Global China Fund Series as separate for purposes of protecting the assets of one OFI Global China Fund Series from other OFI Global China Fund Series. Further, each OFI Global China Fund Series’ most significant liabilities are expected to be fees owed to service providers, and the service providers’ contracts will specifically limit their recourse to the assets of the OFI Global China Fund Series that has incurred the liability to the provider. In the unlikely event that one of these service providers sought to obtain its fees from another series, the protections of the DE LLC Act and in the OFI Global China Fund’s limited liability company agreement should apply. In addition, the primary service providers’ contracts will contain provisions that apply US law to resolve a dispute. Ultimately, the OFI Global China Fund’s operations, and its administrative and accounting arrangements, will not vary materially from best practices in the private fund industry. The holdings of OFI Global China Fund Series held by a Fund will be subject to audit by a reputable independent public accounting firm registered with the PCAOB, and its other service providers will be reputable institutions experienced with the use of private fund accounts.

Finally, although the OFI Global China Fund does not have its own board, the Funds’ Boards are expected to oversee OFI’s management and operation of the OFI Global China Fund Series used by the Funds as it would if the Funds invested directly in Chinese Securities.[57] For example, Interests

[56]        See note 34.

[57]        As noted above, the Fund’s Board would not, however, have oversight responsibilities for, or any legal obligation to, the OFI Global China Fund itself, or to any of the Other Accounts. See also note 37.

in the OFI Global China Fund Series used by the Funds will be valued by the Adviser’s Valuation Committee in accordance with the Funds’ valuation procedures under the oversight of the Board. The Board will also oversee the custodial arrangements with the local custodian providing services to the OFI Global China Fund Series used by the Funds as if the local custodian was directly providing services to the Funds, and will oversee the arrangements with the CSDCC as if the Funds’ assets were maintained directly with the CSDCC. While these arrangements may have collateral benefits for the OFI Global China Fund itself and for Other Accounts, the Funds’ Board would not have oversight responsibilities for, or any legal obligation to, the OFI Global China Fund itself, or to any of the Other Accounts.

As noted above, the selection of particular Chinese Securities for an OFI Global China Fund Series is distinct from the decision to invest in the OFI Global China Fund Series, which will be made by portfolio manager(s) for the Funds and Other Accounts. The selection of particular Chinese Securities for an OFI Global China Fund Series will be made by the portfolio manager(s) for the OFI Global China Fund Series and overseen by OFI, as managing member of the OFI Global China Fund. A Fund’s decision to invest in an OFI Global China Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies. The Fund’s Board will oversee the Fund’s investment in the OFI Global China Fund in the same manner that it oversees the Fund’s other investments. The Fund’s Board will not have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an OFI Global China Fund Series. No less frequently than annually, the Fund’s Board will review OFI’s management and operation of the OFI Global China Fund Series invested in by the Funds and pursuant to condition 5 of this Application, the Fund’s Board, including a majority of the Independent Trustees, will determine on an annual basis that the use of an OFI Global China Fund Series by a Fund as an investment vehicle for obtaining exposure to Chinese Securities continues to be in the best interests of the Fund and the Fund’s shareholders.

In sum, the OFI Global China Fund Series structure, which will be structured and administered in the same way that numerous private funds structure their capital accounts, will enable the OFI Global China Fund to serve as a vehicle for each Fund and Other Account to invest in Chinese Securities in a manner designed to provide the benefits of new investment exposures and opportunities for the Funds. This structure will be subject to safeguards, discussed in this Application, to ensure that the OFI Global China Fund Series will not be used inappropriately. Further, subject to the relief requested in this Application, Applicants will not use the OFI Global China Fund as a means to, directly or indirectly, cause to be done any act or thing through or by means of which it would be unlawful for Applicants to do under the 1940 Act or any rule, regulation or order thereunder.

B.	Sections 17(a) and 17(b)

Section 17(a) of the 1940 Act was enacted to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value. The Section is designed to prevent “overreaching” on the part of the affiliated person and to ensure that all transactions between the affiliate and the investment company are on an arm’s-length basis. Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting the Applicants from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.

The Applicants believe that the terms of the proposed transactions are reasonable and fair and consistent with the general purposes of the 1940 Act as well as with the investment policies of the Funds as recited in their registration statement and reports filed under the 1940 Act for the following reasons. For the same reasons, the Applicants believe that the proposed transactions are in the best interests of the Funds and their shareholders.

As discussed in this Application and condition 2 of this Application, no Adviser or OFI Affiliate will receive a fee from the OFI Global China Fund in connection with the Funds for advising the OFI Global China Fund Series. This condition is designed so that an Adviser will not receive duplicative investment management fees[58] for managing the same assets when invested in the OFI Global China Fund, so it will have no pecuniary incentive to “over allocate” a Fund’s assets to the OFI Global China Fund. The OFI Global China Fund will be utilized as an economically viable means to provide Fund shareholders (and Other Accounts), to the extent consistent with the Trade Allocation Policy and a Fund’s (or Account’s) investment objective and policies, exposure to Chinese Securities.[59] The Advisers, as the Funds’ advisers, and OFI, as the managing member of the OFI Global China Fund, do not stand to benefit financially from the arrangement (other than if the Funds’ assets increase by virtue of the exposure to the Chinese Securities market and the Advisers’ advisory fees therefore increase). In addition, the Funds, as holders of Interests of the OFI Global China Fund, will not be subject to any sales load, redemption fee, distribution fee or service fee, as set forth in condition 2 of this Application, except that the OFI Global China Fund will have the discretion to impose a redemption fee in accordance with applicable law or regulation for the purpose of offsetting brokerage, tax or other costs. Further, as specified in condition 3 of this Application, administrative fees will be paid by the OFI Global China Fund Series used by the Funds to an Adviser only upon a

[58]        An Adviser would still be entitled to receive applicable advisory fees from the Funds or Other Accounts. See note 12.

[59]        As discussed above, the Applicants do not believe it is practical or feasible for Funds or Other Accounts to apply for quota individually.

determination by each Fund’s Board, including a majority of Independent Trustees, that the fees are for services in addition to, rather than duplicative of, services rendered to the Funds directly.[60] While the OFI Global China Fund will pay a fee to certain other service providers, the services that will be provided thereby will be in addition to the various services provided to the Funds under existing service contracts (e.g., custodial, legal and accounting services). There will be no distribution, dividend disbursement or non-duplicative shareholder communication costs associated with the proposed structure. Thus, any fees associated with the structure will not be duplicative because “distinct services will be provided at each level”[61] of the structure. Moreover, Applicants submit that the opportunity to invest in Chinese Securities outweighs these minimal incremental costs. The only investors in the OFI Global China Fund will be the Funds and the Other Accounts, so there are no affiliated persons in which the Advisers or their personnel have an interest (other than as beneficial owners of sponsored Funds that invest in the OFI Global China Fund) who might stand to benefit or could gain by overreaching.

Each Fund will have the ability, through an investment in the OFI Global China Fund Series, to obtain exposure to Chinese Securities and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. As discussed in this Application, the use of the OFI Global China Fund is designed to provide these benefits in an economically viable structure that is subject to safeguards, while reducing potential conflicts among Funds and Other Accounts and allowing expenses to be charged more directly to the OFI Global China Fund Series incurring the expense.

In light of the above, the Applicants believe that shareholders of the Funds will not be disadvantaged or subjected to overreaching because of the fact that the OFI Global China Fund could be deemed an affiliate of the Funds. To the contrary, the Applicants believe that the proposed investment structure is in the best interests of shareholders of the Funds, and that shareholders will realize benefits from exposure to Chinese Securities not otherwise available. As discussed above, and as specified in condition 3 of this Application, the interests of shareholders of the Funds will be further protected by the requirement that administrative fees will be paid by the OFI Global China Fund Series used by the Funds to an Adviser, if any, only upon a determination by each Fund’s Board, including a majority of the Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly, and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. In making

[60]        It is not expected that an Adviser will receive fees for administrative services provided to the OFI Global China Fund, as administrative services will be provided by an independent party. If, however, in the future, administrative fees are proposed to be paid to an Adviser, they will only be paid if the terms of condition 3 are satisfied.

[61]        SBSF Funds, Inc., Investment Company Act Release Nos. 22486 (January 30, 1997) (notice), at *4 and 22526 (February 25, 1997) (order).

the latter determination, each Fund’s Board will consider the proposed administrative fees to be paid by the OFI Global China Fund Series used by the Funds to an Adviser in relation both to the specific nature and quality of the services provided and the comparable, market-based rates that are usual and customary for the provisions by others of such services, as such rates are reasonably ascertainable and such other information as is relevant to each Board’s determination. Finally, and as noted above, an Adviser will not receive duplicative fees for advising the same assets.

Applicants are also proposing that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”). It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Vehicles seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently rely on Rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Vehicle were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the OFI Global China Fund or an OFI Global China Fund Series, Cross Transactions would be prohibited by Section 17(a) of the 1940 Act, and the Funds may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Applicants would not engage in Cross Transactions involving Interests and, to the extent multiple OFI Global China Fund Series are created, the OFI Global China Fund Series will not engage in cross trades between the OFI Global China Fund Series.

When engaging in Cross Transactions, the Funds and Other Vehicles will comply with the requirements set forth in Rule 17a-7(a) through (g). Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by the OFI Global China Fund Series structure do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board.

Cross Transactions do not raise the types of concerns that Section 17(a) of the 1940 Act was designed to address.[62] All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the 1940 Act and the investment policy of each Fund.

C.	Section 17(d) and Rule 17d-1

[62]        See, e.g., Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 25789 (October 29, 2002) (notice) and 25832 (November 22, 2002) (order).

The Applicants seek an order of the Commission permitting certain joint transactions that might otherwise be prohibited by the provisions of Section 17(d) of the 1940 Act, which prohibits joint arrangements involving registered investment companies and their affiliated persons. Rule 17d-1(b) indicates that, in passing upon such applications, the Commission will consider whether the participation of such registered company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

It is respectfully submitted that the proposed transactions meet these standards, since the participation of each Fund in the OFI Global China Fund will not be on a basis different from or less advantageous than that of the other Funds or the Other Accounts. The opportunity for each Fund or Other Account to obtain exposure to Chinese Securities, subject to tax, legal, regulatory, client-imposed investment restrictions, suitability, and liquidity considerations, will be managed through the Advisers’ Trade Allocation Policy, and this opportunity will be available equally even if additional OFI Global China Fund Series are established. Moreover, the OFI Global China Fund Series structure will permit, to the extent more than one OFI Global China Fund Series is established, Funds and Other Accounts to invest in OFI Global China Fund Series that invest in companies based on differing investment characteristics or criteria. Any investment will only be made if it is consistent with a Fund’s investment objective and policies as recited in its registration statement in accordance with condition 1 of this Application. The Funds and Advisers’ investment of the Funds’ assets in the OFI Global China Fund will be overseen by the Funds’ Board and its Independent Trustees. Allocations of Chinese Securities to different OFI Global China Fund Series, and allocations of opportunities to invest in the OFI Global China Fund Series, including additional OFI Global China Fund Series, by Funds and Other Accounts, will be subject to the Advisers’ Trade Allocation Policy, under the supervision of the Advisers’ and the Funds’ CCO, and compliance with the Policy with respect to the Funds will be overseen by the Funds’ Board, and thus the Advisers will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable. Further, the OFI Global China Fund Series used by the Funds will be administered, and audited, in a manner consistent with best practices in the private fund industry.

D.	Section 6(c)

Because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction, the Applicants also seek relief pursuant to Section 6(c) of the 1940 Act solely to the extent necessary to permit the transactions described in this Application, including Cross Transactions. Under Section 6(c) of the 1940 Act, the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

It is respectfully submitted that the transactions contemplated by the proposals described herein are “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act because, as described above, the Chinese Securities market is a growing and increasingly important source of potential investment opportunities for the Funds. For the reasons discussed above, investing in Chinese Securities will provide the Funds access to important investment opportunities that they currently cannot access because of Chinese regulations. The only viable means to provide this access is through a pooled investment vehicle like the OFI Global China Fund.

E.	Precedents for Relief

The Applicants note that the Commission has issued orders substantially similar to Applicants’ requested Order pursuant to an application substantially similar to the present Application, and subject to substantially similar conditions as proposed in this Application, to permit investments by registered investment companies in a private fund that is designed to facilitate investment in China A shares and which may be deemed to be an affiliated person, or an affiliated person thereof, of the investing registered investment companies. See In the Matter of William Blair & Company, L.L.C., et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (Notice) and 30314 (Dec. 21, 2012) (Order) (“William Blair”). The Application differs from the William Blair application in the following primary respects, each of which Applicants seek to address in the manner indicated: (i) QFII Program – Applicants anticipate that the OFI Global China Fund will invest in a broader array of available investments (e.g., Chinese fixed income securities), in light of the liberalized terms of the PRC’s QFII program, but do not believe that this raises issues materially different from the issues addressed in the William Blair application; and (ii) Tax Matters Partner Investment − unlike William Blair, OFI anticipates making a nominal investment in the OFI Global China Fund in order to serve as tax matters partner, but will invest on the same basis as others and will acquire Interests having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the OFI Global China Fund.

The Applicants also note that the SEC has been presented with an analogous request for exemptive relief similar to the Application. In Nicholas-Applegate Capital Management and Nicholas-Applegate Institutional Funds, Investment Company Act Release Nos. 25876 (Dec. 23, 2002) (notice) and (Jan. 21, 2003) (order) (“NACM”), the applicants sought relief to permit open-end registered investment companies to purchase and redeem shares of beneficial interest of an unregistered Mauritius Company, and to allow these funds’ and the Mauritius Company’s investment adviser to provide services to those entities. The Mauritius Company was established to permit these funds, and other accounts of the adviser, to invest in equity and debt securities of Indian issuers: by establishing the Mauritius Company in Mauritius, it was able to invest in Indian securities and obtain favorable tax treatment, while the registered funds could invest in the Mauritius Company and likewise obtain the benefits of the favorable tax treatment. The Applicants recognize that the NACM structure differs in some respects from the proposed structure in this Application in that, in NACM, the registered funds’ and other accounts’ investment in the Mauritius Fund represented a pro rata portion of the entire Mauritius Company’s assets and liabilities. Here, as discussed above, while each Fund and Other Account that invests in a particular OFI Global China Fund Series would have Interests representing a pro rata portion of that OFI Global China Fund Series’ assets and liabilities and a proportionate claim on the OFI Global China Fund Series’ net income, the OFI Global China Fund may create additional OFI Global China Fund Series such that a Fund’s or Other Account’s investment in an OFI Global China Fund Series would not represent a pro rata portion of the entire OFI Global China Fund. The ability to establish different OFI Global China Fund Series to invest in different companies based generally on the particular characteristics of those companies would be foreclosed if the OFI Global China Fund Series structure is not used. Moreover, to establish new OFI Global China Funds (as opposed to new OFI Global China Fund Series) to meet these needs would be burdensome and it may be difficult to obtain approval from Chinese regulators for a new entity, as discussed in this Application. The conditions proposed by the Applicants reflect this structural difference between NACM and this Application.

IV.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                The Funds’ investments in Interests of the OFI Global China Fund will be undertaken only in accordance with the Funds’ stated investment restrictions and will be consistent with their stated investment policies.

2.                The Advisers and their affiliated persons will receive no advisory fee from the OFI Global China Fund in connection with the Funds’ investment in the OFI Global China Fund. The Advisers and their affiliated persons will receive no commissions, fees, or other compensation (except for transfer agent fees that are paid in accordance with condition 3 as described in this Application) from a Fund or the OFI Global China Fund in connection with the purchase or redemption by the Funds of Interests in the OFI Global China Fund. Interests of the OFI Global China Fund will not be subject to a sales load, redemption fee, distribution fee or service fee, except that the OFI Global China Fund will have the discretion to impose a redemption fee in accordance with applicable law or regulation for the purpose of offsetting brokerage, tax or other costs.

3.                Administrative fees and transfer agent fees will be paid by the OFI Global China Fund Series used by the Funds to an Adviser, or OFI Affiliate, only upon a determination by each Fund’s Board, including a majority of its Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. If such determination is not made by a Fund’s Board, the Fund’s Adviser will reimburse to that Fund the amount of any administrative fee and transfer agent fee borne by that Fund as an investor in the OFI Global China Fund.

4.                Each Fund will treat its entire investment in the OFI Global China Fund as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each Fund must limit its aggregate holdings of illiquid assets, which for purposes of the requested relief include any investments in the OFI Global China Fund, to 15% of its net assets. In addition, each Fund will, at all times, limit its holdings in the OFI Global China Fund to no more than 15% of its net assets.

5.                Each Fund’s Board, including a majority of the Independent Trustees, will determine initially and no less frequently than annually that the Fund’s investment in the OFI Global China Fund is, and continues to be, in the best interests of the Fund and the Fund’s shareholders. As part of this determination, the Fund’s Board will consider the custody arrangements for the OFI Global China Fund’s foreign securities (under Rule 17f-5) and the bonding arrangements in place for certain of the OFI Global China Fund’s officers and employees (under Rule 17g-1).

6.                The Advisers will make the accounts, books and other records of the OFI Global China Fund available for inspection by the Commission staff and, if requested, will furnish copies of those records to the Commission staff.

7.                The OFI Global China Fund will comply with the following sections of the 1940 Act as if the OFI Global China Fund were an open-end management investment company registered under the 1940 Act, except as noted: Section 9; Section 12; Section 13 (the Interests issued by OFI Global China Fund will be regarded as voting securities under Section 2(a) (42) of the 1940 Act for purposes of applying this condition and the offering memorandum utilized by the OFI Global China Fund to offer and sell Interests will be regarded as a registration statement for purposes of applying this condition); Section 17(a) (except insofar as relief is provided by the order requested herein); Section 17(d) (except insofar as relief is provided by the order requested herein); Section 17(e); Section 17(f); Section 17(h), Section 18 (the Interests issued by the OFI Global China Fund will be regarded as voting securities under Section 2(a)(42) of the 1940 Act for purposes of applying this condition); Section 21; Section 36; and Sections 37-53. In addition, the OFI Global China Fund will comply with the Rules under Section 17(f)[63] and Section 17(g) of the 1940 Act, and Rule 22c-1 under the 1940 Act

[63]        The Applicants note that they will operate the OFI Global China Fund such that Rule 17f-1, Rule 17f-2, and Rule 17f-3 will not be applicable to it.

as if the OFI Global China Fund were an open-end management investment company registered under the 1940 Act. This condition 7 will apply only to OFI Global China Fund Series in which a Fund has invested; this condition 7 will not apply to OFI Global China Fund Series invested in exclusively by Other Accounts except insofar as necessary for the OFI Global China Fund Series invested in by a Fund to comply with this condition.

OFI will adopt procedures designed to ensure that the OFI Global China Fund complies with the aforementioned Sections of the 1940 Act and Rules under the 1940 Act. OFI will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the 1940 Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purpose of implementing condition 7, any action that the above-referenced statutory and regulatory provisions require to be taken by the directors, officers and/or employees of a registered investment company will be performed by OFI (or its successor)[64] as the managing member of the OFI Global China Fund, except to the extent that this Application requires the Funds’ Board to exercise oversight or take action with respect to the OFI Global China Fund as an extension of the Board’s duties to the Funds.

8.                To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the 1940 Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Vehicle might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the 1940 Act because of their investments in the OFI Global China Fund.

V.	CONCLUSION

For the foregoing reasons, Applicants submit that the terms of the proposed transactions, as set forth in this Application, will be reasonable and fair, will be consistent with the protection of investors and will not involve overreaching by any person concerned, are appropriate in the public interest, and are consistent with the purposes fairly intended by the policies and provisions of the 1940 Act. Accordingly, the Applicants respectfully request, pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the Commission, at the earliest practicable date, issue an Order pursuant to Sections 6(c) and

[64]        See supra, footnote 1.

17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

VI.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is Two World Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10281. Applicants further state that all communications or questions should be directed to Karl Egbert, Dechert LLP, 1900 K Street NW, Washington, DC 20006, (202) 261-3300, with a copy to Cynthia Lo Bessette, OFI Global Asset Management, Inc., 225 Liberty St., 15th Floor, New York, NY 10281.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trusts’ Declaration of Trust and Amended and Restated By-Laws, responsibility for the management of the affairs and business of the Trusts is vested in their Boards, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Boards of the Trusts have authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of each Adviser is fully authorized under each Adviser’s charter documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

OPPENHEIMERFUNDS, INC.

By: /s/ Krishna K. Memani

Name: Krishna K. Memani

Title: President

OFI GLOBAL ASSET MANAGEMENT, INC.

By: /s/ Arthur P. Steinmetz

Name: Arthur P. Steinmetz

Title: President

OFI GLOBAL INSTITUTIONAL, INC.

By: /s/ Steven W. Paddon

Name: Steven W. Paddon

Title: President

OFI GLOBAL CHINA FUND, LLC

By: /s/ Krishna K. Memani

On behalf of OppenheimerFunds, Inc., as Managing Member of OFI Global China Fund, LLC

Name: Krishna K. Memani

Title: President, OppenheimerFunds, Inc.

OPPENHEIMER FUNDS

By: /s/ Brian Petersen

Name: Brian Petersen

Title: Treasurer

EXHIBIT INDEX

Sequential Page Number
A-1	Authorizing Resolutions of the Oppenheimer Funds	A-1
B-1	Verification of OppenheimerFunds, Inc. Pursuant to Rule 0-2(d)	B-1
B-2	Verification of OFI Global Asset Management, Inc. Pursuant to Rule 0-2(d)	B-2
B-3	Verification of OFI Global Institutional, Inc. Pursuant to Rule 0-2(d)	B-3
B-4	Verification of OFI Global China Fund, LLC Pursuant to Rule 0-2(d)	B-4
B-5	Verification of the Trusts Pursuant to Rule 0-2(d)	B-5

EXHIBIT A-1

OFFICER’S CERTIFICATE

OF

OPPENHEIMER DEVELOPING MARKETS FUND

OPPENHEIMER GLOBAL FUND

OPPENHEIMER GLOBAL OPPORTUNITIES FUND

OPPENHEIMER GLOBAL VALUE FUND

OPPENHEIMER INTERNATIONAL GROWTH FUND

OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND

OPPENHEIMER INTERNATIONAL EQUITY FUND

I, John Yoder, hereby certify that I am an Assistant Secretary of Oppenheimer Developing Markets Fund, Oppenheimer Global Fund, Oppenheimer Global Opportunities Fund, Oppenheimer Global Value Fund, Oppenheimer International Growth Fund, Oppenheimer International Small Company Fund and Oppenheimer International Equity Fund (collectively, the “Trusts”), which are all organized under the laws of the State of Delaware, and further certify as follows:

Attached hereto is a true, correct and complete copy of the resolutions of each of the Board of Trustees of the Trusts.

Dated: May 12, 2017

By: /s/ John Yoder

Name: John Yoder

Title: Assistant Secretary

OPPENHEIMER DEVELOPING MARKETS FUND

OPPENHEIMER GLOBAL FUND

OPPENHEIMER GLOBAL OPPORTUNITIES FUND

OPPENHEIMER GLOBAL VALUE FUND

OPPENHEIMER INTERNATIONAL GROWTH FUND

OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND

OPPENHEIMER INTERNATIONAL EQUITY FUND

Resolutions from the Meeting of the Denver Board of Trustees of the Oppenheimer Funds on February 25, 2014:

RESOLVED, that the appropriate officers of the Funds, with the advice of Counsel, be, and each of them acting singly hereby is, authorized and directed, for and on behalf of the Fund, to prepare and file with the Securities and Exchange Commission an exemptive application, and any amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act that would grant an exemption from Sections 17(a) and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, permitting certain affiliated and joint transactions; and be it further

RESOLVED, that the proper officers of the Funds be, and each of them hereby is, authorized and directed, for and on behalf of the Funds, to take all action and execute all documents which they may deem to be necessary or appropriate to effectuate each of the foregoing resolutions and to carry out the purposes thereof.

Resolutions from the Meeting of the New York Board of Trustees of the Oppenheimer Funds on May 21, 2013

RESOLVED: that the appropriate officers of the Fund, with the advice of Counsel, be, and each of them acting singly hereby is, authorized and directed, for and on behalf of the Fund, to prepare and file with the Securities and Exchange Commission an exemptive application, and any amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act that would grant an exemption from Sections 17(a) and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, permitting certain affiliated and joint transactions; and be it further

RESOLVED: that the proper officers of the Fund be, and each of them hereby is, authorized and directed, for and on behalf of the Fund, to take all action and execute all documents which they may deem to be necessary or appropriate to effectuate each of the foregoing resolutions and to carry out the purposes thereof.

EXHIBIT B-1

OPPENHEIMERFUNDS, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated May 12, 2017, for and on behalf of OppenheimerFunds, Inc.; that he is President of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Krishna K. Memani

Name: Krishna K. Memani

Title: President

EXHIBIT B-2

OFI GLOBAL ASSET MANAGEMENT, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated May 12, 2017, for and on behalf of OFI Global Asset Management, Inc.; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Arthur P. Steinmetz

Name: Arthur P. Steinmetz

Title: President

EXHIBIT B-3

OFI GLOBAL INSTITUTIONAL, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated May 12, 2017 for and on behalf of OFI Global Institutional, Inc.; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Steven W. Paddon

Name: Steven W. Paddon

Title: President

EXHIBIT B-4

OFI GLOBAL CHINA FUND, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated May 12, 2017 for and on behalf of the OFI Global China Fund, LLC; that he is President of the Managing Member of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Krishna K. Memani

On behalf of OppenheimerFunds, Inc. as Managing Member of OFI Global China Fund, LLC

Name: Krishna K. Memani

Title: President, OppenheimerFunds, Inc.

EXHIBIT B-5

TRUSTS

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated May 12, 2017 for and on behalf of the Oppenheimer Funds; that he is Treasurer of such companies; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Brian Petersen

Name: Brian Petersen

Title: Treasurer